                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             Dated November 14, 2003


                        IMPERIAL CHEMICAL INDUSTRIES PLC
                 (Translation of registrant's name into English)

                              20 MANCHESTER SQUARE
                                 LONDON W1U 3AN
                                     ENGLAND
                     (Address of principal executive office)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X]      Form 40-F  [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [ ]      No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________.)

This report on Form 6-K shall be deemed to be incorporated by reference in each of the prospectuses included in (i) the Registration Statement on Form F-3
(No. 333-07530) and (ii) the Registration Statement on Form F-3 (No. 333-14220) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

     This report supersedes the reports on Form 6-K filed with the Securities and Exchange Commission on August 1, 2003 and August 11, 2003.

                                TABLE OF CONTENTS

                      -----------------------------------

                                                                                                               Page
                                                                                                               ----
Introduction......................................................................................................1
Forward-Looking Statements........................................................................................1
Recent Developments...............................................................................................1
Group Results for the Third Quarter and Nine Months Ended September 30, 2003......................................4
Basis of Presentation.............................................................................................5
Group Financial Review...........................................................................................10
Group Cash Flow Review...........................................................................................14
Shareholders' Funds..............................................................................................14
Operational Review...............................................................................................16
Interim Condensed Consolidated Financial Statements..............................................................22

                                  INTRODUCTION

The information contained in this report on Form 6-K is incorporated by reference into Imperial Chemical Industries PLC's Registration Statements on Form F-3 (File Nos. 333-07530 and 333-14220) relating to offers on a delayed basis of debt and equity securities to be issued by ICI Wilmington Inc. and unconditionally guaranteed as to the payment of principal, premium, if any, and interest by Imperial Chemical Industries PLC.

     This report contains unaudited condensed consolidated financial statements (including the notes thereto) of Imperial Chemical Industries PLC for the nine month periods ended and as of September 30, 2002 and 2003 and the related operating and financial review.

     References to "ICI", "ICI Group" or the "Group" each mean Imperial Chemical Industries PLC and its subsidiaries.


                           FORWARD-LOOKING STATEMENTS

     Certain statements provided in this report may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by ICI's indebtedness and leverage, a credit rating downgrade by the rating agencies, contingent liabilities including those arising in connection with recently disposed businesses, risks associated with ICI's international operations, risks of litigation and other factors described in the Company's filings with the United States Securities and Exchange Commission including its reports on Form 20-F and 6-K. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only at their respective dates.


                               RECENT DEVELOPMENTS

RATINGS AGENCY ACTION

     On November 11, 2003, Moody's lowered the credit ratings of ICI to Baa3/P-3 from Baa2/P-2. Moody's outlook for these ratings is stable. Moody's noted that the lowering of the ratings reflected its expectation of weaker than anticipated cashflow/debt protection metrics over the coming two years based on its view that:

     o there will be only a gradual and progressive upturn in global economic activity in 2004 and stronger improvement in 2005;

     o the Group has renewed net cash-outflows relating to ongoing legacy charges, new restructuring charges, Ineos Chlor payments and an increase in pension fund top-up payments in the United Kingdom described below; and

     o as a result of the above, the Group will not generate free cashflow (post investments, dividends, and restructuring charges but pre-divestments) until 2005.

     Moody's also noted that the current stable outlook reflected its expectations that the Group will be able to achieve modest sales growth, improve operating profit margins and execute select divestments in order to further reduce debt levels and improve the Group's financial profile.

     ICI anticipates that the ratings downgrade will reduce its funding options, in particular resulting in a loss of access to its major commercial paper markets, and will increase its cost of borrowings. Although ICI intends to address the specific concerns expressed by Moody's, there can be no assurance that ICI's ratings will not be lowered again in the future or that ICI will be able to take actions that address Moody's concerns.

STRATEGY AND FINANCIAL TARGETS

     On October 30, 2003, ICI announced a strategic update and new financial targets which supersede those previously announced.

COMPLETION OF 2003 TRIENNIAL VALUATION OF THE ICI UK PENSION FUND

     On October 16, 2003, ICI announced the completion of the triennial review of the ICI UK Pension Fund. The review concluded that as of March 31, 2003 the ICI UK Pension Fund had a deficit for funding purposes of Pound Sterling443 million and a solvency ratio of 93%, compared with a deficit of Pound Sterling148 million and a solvency ratio of 98% as of March 31, 2000.

     ICI has agreed to make top-up contributions to the Fund of Pound Sterling62 million per year for nine years from 2004, and to provide an asset-backed guarantee for Pound Sterling250 million to support its commitments to the Fund. These arrangements will replace the previous schedule of six annual top-up payments of Pound Sterling30 million that was agreed in 2000.

     Based on this valuation, the deficit under UK GAAP SSAP24 as of March 31, 2003 was Pound Sterling344 million. This compares with a deficit of Pound Sterling4 million on March 31, 2000. Consequently, the results for the first nine months include an additional charge of Pound Sterling18 million compared with the first nine months of 2002.

     The next triennial valuation is due on March 31, 2006.

RESTRUCTURING PROGRAM

     On May 1, 2003, ICI announced the first stage of a significant restructuring program to improve cost effectiveness across each of National Starch, Quest, Performance Specialties, Paints and the Corporate Centre. The second stage of the program was announced on July 31, 2003. The program focuses on manufacturing and supply chain rationalization and reductions in administrative support. The total exceptional charge for the program is expected to be Pound Sterling231 million, comprising Pound Sterling162 million of anticipated exceptional cash expenditure and non-cash asset write-offs of Pound Sterling69 million, and will also involve some Pound Sterling52 million of capital expenditure. The program will be funded by reducing capital expenditure and by making a number of small divestments. Overall, the program is expected to reduce the number of employees across the Group by around 2,100.

REFINANCING OF INEOS CHLOR

     ICI's original disposal of the Chlor-Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a Pound Sterling100 million loan facility. As part of an overall refinancing package for Ineos Chlor, ICI has now agreed to make available new funding of Pound Sterling60 million alongside Pound Sterling45 million of new funding from the Ineos Group and Pound Sterling50 million of Regional Selective Assistance ("RSA") from the UK Government. The new funding from ICI comprises a Pound Sterling30 million cash contribution and additional loan finance of Pound Sterling30 million. The terms of the Pound Sterling100 million loan having been restructured, loan repayments are due by the end of 2010. ICI understood that without a refinancing package Ineos Chlor might seek to close part or all of its business.

     As a result of this agreement, the Pound Sterling65 million claim previously notified to ICI by Ineos Chlor in connection with the original sale of the business will be withdrawn and a number of major long-term supply contracts have been novated from members of the ICI Group to Ineos Chlor.

     The refinancing package is subject to a number of conditions, principally European Commission approval of the RSA.

MANAGEMENT CHANGES

     On April 9, 2003, ICI announced that the Board had appointed Dr John McAdam as Chief Executive of ICI with immediate effect. Dr McAdam had been an Executive Director of ICI and Chairman and Chief Executive of ICI Paints.

     On October 21, 2003, ICI announced that Mr Peter Ellwood would become Chairman of the Board of ICI on January 1, 2004 upon the retirement of Lord Trotman. Mr Ellwood has been Deputy Chairman of the Board since June of 2003. He was formerly Group Chief Executive of Lloyds TSB Group PLC.

     Also on October 21, 2003, ICI announced that Mr David Hamill will join the ICI Board as an Executive Director and that he had been appointed as Chairman and Chief Executive of ICI Paints. Mr Hamill joins ICI from Royal Philips Electronics where he is a member of the Group Management Committee and President and Chief Executive of Philips Lighting. He will take up his new role at ICI with effect from December 8, 2003.

     On October 31, 2003, ICI announced that Mr Michael Herlihy had been appointed with immediate effect as Company Secretary of ICI as well as continuing in his current role as General Counsel.

SALE OF INTERESTS IN HUNTSMAN INTERNATIONAL COMPLETED

     During the second quarter of 2003, ICI announced the completion of the sale of its interests in Huntsman International Holdings LLC to CSFB Global Opportunities Partners, LP (now Matlin Patterson Global Opportunities Partners). US$160 million (Pound Sterling109 million) had been received on initial closing of this transaction in the second quarter of 2002, and the balance of US$280 million (Pound Sterling173 million) was received during the second quarter of 2003. The transaction gave rise to a profit before tax of Pound Sterling50 million, which was accounted for as an exceptional item in the second quarter of 2003.

                       GROUP RESULTS FOR THE THIRD QUARTER
                              AND NINE MONTHS ENDED
                               SEPTEMBER 30, 2003

     The highlights of the Group's results for the third quarter and nine months ended September 30, 2003 with comparative figures for 2002 are set out below:


                                                                                               NINE MONTHS ENDED
                                                                           THIRD QUARTER         SEPTEMBER 30
                                                                          ------------------  ------------------
                                                                           2003      2002      2003       2002
                                                                           POUND     POUND     POUND      POUND
                                                                          STERLING  STERLING  STERLING  STERLING
SELECTED FINANCIAL DATA                                                   MILLIONS  MILLIONS  MILLIONS  MILLIONS
-----------------------                                                   --------  --------  --------  --------
 Turnover...........................................................       1,507     1,574     4,447     4,665
                                                                           -----     -----     -----     -----
 Trading profit(1)..................................................         128       153       324       418
 Goodwill amortization..............................................          (9)      (10)      (27)      (28)
                                                                           -----     -----     -----     -----
 Operating profit before exceptional items .........................         119       143       297       390
 Exceptional items charged to operating profit......................         (61)        -       (99)        -
                                                                           -----     -----     -----     -----
 Operating profit after exceptional items ..........................          58       143       198       390
                                                                           -----     -----     -----     -----
 Share of operating profits less losses of associates...............           -         1         1        18
                                                                           -----     -----     -----     -----
 Net interest payable
    - Group.........................................................         (23)      (30)      (71)      (95)
    - Associates....................................................           -        (3)        1       (29)
                                                                           -----     -----     -----     -----
 Profit before tax:
    Before exceptional items and goodwill amortization(2)...........         105       121       255       312
    Before exceptional items........................................          96       111       228       284
                                                                           -----     -----     -----     -----

 Taxation before exceptional items..................................         (31)      (35)      (74)      (90)
                                                                           -----     -----     -----     -----

 Attributable to minorities before exceptional items................          (7)       (6)      (17)      (14)
                                                                           -----     -----     -----     -----

 Net profit before exceptional items and goodwill amortization(2)...          67        80       164       208
 Net profit before exceptional items................................          58        70       137       180
                                                                           -----     -----     -----     -----

 Exceptional items after taxation and minority interests............         (49)       (5)     (117)        6
                                                                           -----     -----     -----     -----

 Net profit (loss)..................................................           9        65        20       186
                                                                           -----     -----     -----     -----

 Earnings per Pound Sterling1 Ordinary Share (basic and diluted)....         0.8p      5.4p      1.7p     17.0p
                                                                           -----     -----     -----     -----

 Interim dividend per Pound Sterling1 Ordinary Share................           -         -      2.75p     3.00p
                                                                           -----     -----     -----     -----

------------------

(1) ICI defines "trading profit" as operating profit before exceptional items and goodwill amortization. A statement disclosing the reasons why management believes that the presentation of this non-UK GAAP financial measure provides useful information regarding ICI's financial performance follows on page 5.

(2) The exclusion of goodwill amortization from "profit before exceptional items and tax", and from "net profit before exceptional items" results in non-UK GAAP financial measures. A statement disclosing the reasons why management believes that the presentation of these non-UK GAAP financial measures provides useful information regarding ICI's performance and a reconciliation to the most directly comparable UK GAAP financial measure is presented on pages 6 and 7.

                              BASIS OF PRESENTATION

       NON-UK GENERALLY ACCEPTED ACCOUNTING PRINCIPLES FINANCIAL MEASURES

     UK GAAP and non-UK GAAP financial measures: generally

     Investors should consider non-UK Generally Accepted Accounting Principles
(GAAP) financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with UK GAAP. The UK GAAP results reflect all items that affect reported performance and therefore it is important to consider the UK GAAP financial measures alongside the non-UK GAAP financial measures. In accordance with recent guidance from the UK Auditing Practices Board, the UK Listing Authority and the US Securities and Exchange Commission, where non-UK GAAP figures are discussed, the most directly comparable UK GAAP figures must also be presented together with a reconciliation of the UK GAAP and the non-UK GAAP figures. The full statutory results are presented in the "Profit and Loss Account" commencing on page 22 and segmental information is presented on page 9.

     Trading profit

     ICI defines "trading profit" as "operating profit before exceptional items and goodwill amortization". This is a non-UK GAAP financial measure for which the most directly comparable UK GAAP financial measure is "operating profit before exceptional items". Due in particular to the timing of acquisitions made by ICI between 1997 and 2002 and a change in the accounting treatment under UK GAAP for goodwill on acquisitions made after December 31, 1997, management has chosen to present the effects of excluding goodwill amortization, which it considers to be a non-operational item, in its discussion of Group and business performance. Management believes that the exclusion of goodwill amortization is useful to investors because it provides a more meaningful comparison of underlying performance both between the results of individual ICI businesses and between the results of ICI and its businesses and of businesses and groups external to the ICI Group.

     During 1997, ICI acquired businesses with related goodwill of Pound Sterling3.6 billion, at which time the Group adopted the permitted treatment under the then UK GAAP Standard of setting goodwill directly against reserves. In periods subsequent to the end of that year, goodwill arising on acquisitions has totaled Pound Sterling0.7 billion, and in accordance with a revised UK GAAP Accounting Standard, ICI has capitalized this goodwill and amortized it over its anticipated life, which is generally 20 years.

     Goodwill amortization excluded from operating profit in management's discussion of business operating performance totaled Pound Sterling27 million for the first nine months of 2003 (first nine months 2002: Pound Sterling28 million).

     ICI management believes that the presentation of "trading profit" as a financial measure provides useful information to investors regarding the underlying performance of the businesses, in total and individually, excluding the inconsistent impact of goodwill on profit, which may or may not be amortized based on the timing of the acquisition. "Trading profit" is also one of the key financial measures reported to ICI's Chief Executive for purposes of assessing segmental performance and making decisions about allocating resources to segments.

     Reconciliation between the UK GAAP financial measures of "operating profit before exceptional items" and "trading profit" for the first nine months, and for the third quarter are shown in the tables below:


                                  NINE MONTHS ENDED SEPTEMBER 30, 2003       NINE MONTHS ENDED SEPTEMBER 30, 2002
                                 --------------------------------------     ---------------------------------------
                                  OPERATING                                 OPERATING
                                   PROFIT                                     PROFIT
                                   BEFORE                                     BEFORE
                                 EXCEPTIONAL     GOODWILL      TRADING      EXCEPTIONAL     GOODWILL       TRADING
                                   ITEMS       AMORTIZATION     PROFIT         ITEMS      AMORTIZATION      PROFIT
                                 -----------   ------------    --------     -----------   ------------     --------
                                    POUND         POUND         POUND          POUND         POUND          POUND
                                   STERLING      STERLING      STERLING       STERLING       STERLING      STERLING
                                   MILLIONS      MILLIONS      MILLIONS       MILLIONS       MILLIONS      MILLIONS
                                 -----------   ------------    --------     -----------   ------------     --------
National Starch ..........           133             12           145            152             14           166
Quest ....................            33              1            34             68              1            69
Performance Specialties(1)             6              1             7             42              1            43
Paints ...................           145             13           158            135             12           147
Regional and Industrial ..           (20)            --           (20)            (7)            --            (7)
                                     ---            ---           ---            ---            ---           ---
Total Group ..............           297             27           324            390             28           418
                                     ---            ---           ---            ---            ---           ---


                                           THIRD QUARTER 2003                           THIRD QUARTER 2002
                                 --------------------------------------     ---------------------------------------
                                  OPERATING                                 OPERATING
                                   PROFIT                                     PROFIT
                                   BEFORE                                     BEFORE
                                 EXCEPTIONAL     GOODWILL      TRADING      EXCEPTIONAL     GOODWILL       TRADING
                                   ITEMS       AMORTIZATION     PROFIT         ITEMS      AMORTIZATION      PROFIT
                                 -----------   ------------    --------     -----------   ------------     --------
                                    POUND         POUND         POUND          POUND         POUND          POUND
                                   STERLING      STERLING      STERLING       STERLING       STERLING      STERLING
                                   MILLIONS      MILLIONS      MILLIONS       MILLIONS       MILLIONS      MILLIONS
                                 -----------   ------------    --------     -----------   ------------     --------
National Starch ..........            48              4            52             51             5            56
Quest ....................            13             --            13             20             1            21
Performance Specialties(1)             1             --             1             14            --            14
Paints ...................            64              5            69             57             4            61
Regional and Industrial ..            (7)            --            (7)             1            --             1
                                     ---            ---           ---            ---           ---           ---
Total Group ..............           119              9           128            143            10           153
                                     ---            ---           ---            ---           ---           ---

------------------

(1) Performance Specialties trading results for the nine months ended September 30, 2002 and third quarter of 2002 include the results of the Synetix and Security Systems businesses, which were divested during 2002. Consequently, the results for the nine months ended September 30, 2003 and third quarter of 2003 comprise only Uniqema.


     Profit before exceptional items, tax and goodwill amortization

     "Profit before exceptional items, tax and goodwill amortization" is presented before the charge for goodwill amortization. This is a non-UK GAAP financial measure and is one of the key financial measures reported to ICI's Chief Executive for purposes of assessing the underlying performance of the Group.

     Management believes that the exclusion of goodwill amortization from the most directly comparable UK GAAP measure is helpful for decision-making as management considers goodwill amortization to be a non-operational item. Management believes that "profit before exceptional items, tax and goodwill amortization" is used by investors in their assessment of the underlying performance of the Group, as the exclusion of goodwill amortization may facilitate comparison with other companies due to the changed treatment of goodwill under UK GAAP at December 31, 1997 explained on page 5. "Profit before exceptional items, tax and goodwill amortization" is a key performance target for some senior members of the Group's Corporate Executive management team and all of the Group's incentive plans are based on "before goodwill amortization" financial measures. Remuneration targets for senior executives are of particular interest to investors therefore "profit before exceptional items, tax and goodwill amortization" is of interest to investors.

     Reconciliation between the UK GAAP financial measure of "profit before exceptional items and tax" and the non-UK GAAP financial measure of "profit before exceptional items, tax and goodwill amortization" is shown in the table below.

                                                                                                          PROFIT BEFORE
                                                                                                           EXCEPTIONAL
                                                                           PROFIT BEFORE                    ITEMS, TAX
                                                                            EXCEPTIONAL      GOODWILL      AND GOODWILL
                                                                           ITEMS AND TAX   AMORTIZATION    AMORTIZATION
                                                                           -------------   ------------    ------------
                                                                               POUND           POUND          POUND
                                                                             STERLING        STERLING        STERLING
                                                                             MILLIONS        MILLIONS        MILLIONS
                                                                           -------------   ------------    ------------
 Third quarter 2003...................................................             96               9            105
 Third quarter 2002...................................................            111              10            121

 Nine months ended September 30, 2003.................................            228              27            255
 Nine months ended September 30, 2002.................................            284              28            312

     Net profit before exceptional items and goodwill amortization

     "Net profit before exceptional items and goodwill amortization" is presented before the charge for goodwill amortization. This is a non-UK GAAP financial measure and is one of the key financial measures reported to ICI's Chief Executive for purposes of assessing the underlying performance of the Group.

     Management believes that the exclusion of goodwill amortization from the most directly comparable UK GAAP measure is helpful for decision-making as management considers goodwill amortization to be a non-operational item. Management believes that "net profit before exceptional items and goodwill amortization" is used by investors in their assessment of the underlying performance of the Group, as the exclusion of goodwill amortization may facilitate comparison with other companies due to the changed treatment of goodwill under UK GAAP at December 31, 1997 explained on page 5. The Group's publicly announced dividend policy is also based on "net profit before exceptional items and goodwill amortization" and is therefore of particular interest to both management and investors. "Net profit before exceptional items and goodwill amortization" also forms the basis of long-term performance targets set for the Executive Directors and so is also of interest to both investors and management.

     Reconciliation between the UK GAAP financial measure of "net profit before exceptional items" and the non-UK GAAP financial measure of "net profit before exceptional items and goodwill amortization" is shown in the table below.

                                                                                                            NET PROFIT
                                                                                                              BEFORE
                                                                             NET PROFIT                    EXCEPTIONAL
                                                                               BEFORE                       ITEMS AND
                                                                            EXCEPTIONAL      GOODWILL        GOODWILL
                                                                               ITEMS       AMORTIZATION    AMORTIZATION
                                                                            -----------    ------------    ------------
                                                                               POUND           POUND          POUND
                                                                             STERLING         STERLING       STERLING
                                                                             MILLIONS         MILLIONS       MILLIONS
                                                                            -----------    ------------    ------------
 Third quarter 2003...................................................             58               9             67
 Third quarter 2002...................................................             70              10             80

 Nine months ended September 30, 2003.................................            137              27            164
 Nine months ended September 30, 2002.................................            180              28            208

     Constant currency performance

     In addition to the non-UK GAAP financial measures discussed in the previous pages which adjust UK GAAP results for goodwill amortization, ICI's management also assesses the underlying performance of its individual businesses by adjusting "turnover" and "trading profit" (as defined on page 5) so as to exclude foreign exchange translation effects which would otherwise mask the underlying trend of the business performance. The adjustments relate to the impact of fluctuations in exchange rates used in translating results reported by subsidiaries in foreign currencies into pounds sterling.

     Management's discussion of the performance of National Starch, Quest, Performance Specialties and Paints includes data referred to as "constant currency" and this excludes the effect of currency translation differences in each of the relevant periods. Management believes that the exclusion of these items provides a better understanding of the underlying operational performance of the Group's businesses during such periods. Fluctuations in exchange rates are outside of the control of management and may distort the underlying operating performance of the Group's businesses during the periods under review.

     Constant currency performance is one of the key financial measures reported to ICI's Chief Executive for purposes of assessing segment performance and making decisions about allocating resources to the businesses comprising each segment.

     Calculation of constant currency results

     In the Group Financial Review and the Operational Review for the nine months ending September 30, 2003 compared with the nine months ending September 30, 2002, "constant currency" results are derived by translating results of those subsidiaries which report in currencies other than pounds sterling for both periods at a single average exchange rate for each currency. For this purpose ICI has used the average of the daily exchange rates for each particular currency for the first year included in the comparison (e.g. both the 2003 and 2002 results for the third quarter and the nine months are translated using the average of the daily exchange rates in 2002).

     International Businesses

     ICI management refers to National Starch, Quest, Performance Specialties and Paints collectively as the 'International Businesses'. The use of this term is a non-UK GAAP measure. Since ICI's transformation process began in 1997, ICI's management has found it useful to track the performance of the 'International Businesses', as most other parts of the ICI group were intended for divestment and have since been divested, with many of the remaining Regional and Industrial Businesses expected to be divested in the future. Consequently, management believes it is useful to provide investors with information regarding the collective performance of National Starch, Quest, Performance Specialties and Paints as these are the businesses that will continue in the future and therefore management believes it is important that investors understand the performance of those businesses. ICI uses the financial measure "International Businesses" in Group reports that are used by management and ICI's Chief Executive Officer to assess the underlying performance of the parts of the Group which are not intended for divestment, and consequently, for making decisions about allocating resources to segments.

     Investors should consider this non-UK GAAP financial measure 'International Businesses' in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with UK GAAP. The UK GAAP results for the Group include the results from the Regional and Industrial businesses and therefore it is important to consider the results of the Group, which is a UK GAAP measure alongside the non-UK GAAP measure of 'International Businesses' that excludes the Regional and Industrial businesses. The tables on pages 10 and 11 present the reconciliation of Group "turnover", "operating profit before exceptional items" and "trading profit" to International Businesses "turnover", "operating profit before exceptional items" and "trading profit".

SEGMENT INFORMATION

                                                                                                       NINE MONTHS ENDED
                                                                                THIRD QUARTER            SEPTEMBER 30
                                                                            ---------------------     --------------------
                                                                              2003         2002        2003         2002
                                                                              POUND       POUND        POUND       POUND
                                                                            STERLING     STERLING     STERLING    STERLING
                                                                            MILLIONS     MILLIONS     MILLIONS    MILLIONS
                                                                            --------     --------     --------    --------
Turnover
   National Starch....................................................          467          453       1,389        1,388
   Quest..............................................................          173          181         522          542
   Performance Specialties(1).........................................          159          210         507          632
   Paints.............................................................          601          586       1,659        1,689
   Regional and Industrial............................................          113          151         384          439
   Eliminations.......................................................           (6)          (7)        (14)         (25)
                                                                              -----        -----       -----        -----
Total Group...........................................................        1,507        1,574       4,447        4,665
                                                                              -----        -----       -----        -----

Trading profit(2)
   National Starch....................................................           52           56         145          166
   Quest..............................................................           13           21          34           69
   Performance Specialties(1).........................................            1           14           7           43
   Paints.............................................................           69           61         158          147
   Regional and Industrial............................................           (7)           1         (20)          (7)
                                                                              -----        -----       -----        -----
Total Group...........................................................          128          153         324          418
                                                                              -----        -----       -----        -----

Operating profit before exceptional items
   National Starch....................................................           48           51         133          152
   Quest................................................................         13           20          33           68
   Performance Specialties(1)...........................................          1           14           6           42
   Paints...............................................................         64           57         145          135
   Regional and Industrial..............................................         (7)           1         (20)          (7)
                                                                              -----        -----       -----        -----
Total Group.............................................................        119          143         297          390
                                                                              -----        -----       -----        -----

Exceptional items - operating
   National Starch......................................................         (7)          -          (13)          -
   Quest................................................................         (8)          -          (17)          -
   Performance Specialties(1)...........................................         (8)          -          (11)          -
   Paints...............................................................        (13)          -          (36)          -
   Regional and Industrial..............................................        (25)          -          (22)          -
                                                                              -----        -----       -----        -----
Total Group.............................................................        (61)          -          (99)          -
                                                                              -----        -----       -----        -----

Operating profit after exceptional items
   National Starch......................................................         41           51         120          152
   Quest................................................................          5           20          16           68
   Performance Specialties(1)...........................................         (7)          14          (5)          42
   Paints...............................................................         51           57         109          135
   Regional and Industrial..............................................        (32)           1         (42)          (7)
                                                                              -----        -----       -----        -----
Total Group.............................................................         58          143         198          390
                                                                              -----        -----       -----        -----

------------------

(1) Performance Specialties trading results for the nine months ended September 30, 2002 and third quarter of 2002 include the results of the Synetix and Security Systems businesses, which were divested during 2002. Consequently, the results for the nine months ended September 30, 2003 and third quarter of 2003 comprise only Uniqema.

(2) ICI's definition of "trading profit" is discussed on page 5. Reconciliation between the UK GAAP financial measure of "operating profit before exceptional items" and the non-UK GAAP financial measure used by ICI of "trading profit" is presented on page 6.

                             GROUP FINANCIAL REVIEW

     A financial review of the Group's results for the nine months ended September 30, 2003 compared with the nine months ended September 30, 2002 is presented below.

     Throughout the following discussion, the financial results and performance compared to the prior period is described as "reported" or "constant currency". "Reported" relates to the figures included in the financial statements prepared under UK GAAP. "Constant currency" excludes the effect of currency translation differences and is a non-UK GAAP financial measure. "Constant currency" performance is one of the key financial measures reported to ICI's Chief Executive for purposes of assessing segment performance and making decisions about allocating resources to the businesses comprising each segment. A more detailed description of "constant currency" performance, how it is calculated, why it is considered useful for investors and the limitations of non-UK GAAP financial measures are set out on pages 8 and 5, respectively. Reconciliations detailing the amounts excluded from the most directly comparable UK GAAP financial measure are presented on page 16 and 17.

GROUP TRADING REVIEW

TURNOVER

                                                                                               TURNOVER
                                                                            -------------------------------------------------
                                                                              NINE MONTHS ENDED
                                                                                SEPTEMBER 30,           INCREASE (DECREASE)
                                                                            ---------------------     -----------------------
                                                                              2003         2002                    CONSTANT
                                                                                                      REPORTED    CURRENCY(1)
                                                                              POUND        POUND
                                                                            STERLING     STERLING
                                                                            MILLIONS     MILLIONS        %             %
                                                                            --------     --------     --------    -----------
National Starch.......................................................        1,389        1,388           -            3
Quest.................................................................          522          542          (4)          (3)
Performance Specialties(2)............................................          507          632         (20)         (21)
Paints................................................................        1,659        1,689          (2)           1
                                                                              -----        -----         ---          ---
   International Businesses...........................................        4,077        4,251          (4)          (2)
                                                                                                                      ---
Regional and Industrial...............................................          384          439         (13)
Inter-class eliminations..............................................          (14)         (25)         44
                                                                              -----        -----         ---
Group.................................................................        4,447        4,665          (5)
                                                                              -----        -----         ---

------------------

(1) Reconciliation between the UK GAAP financial measure of "reported" performance and the non-UK GAAP financial measure of "constant currency" performance can be found on page 16. An explanation of "constant currency" performance appears on page 8.

(2) Performance Specialties turnover for the nine months ended September 30, 2002 includes Pound Sterling124 million from the Synetix and Security Systems businesses, which were divested during 2002. Consequently, turnover for the nine months ended September 30, 2003 comprises only Uniqema.


     Group sales as reported for the nine months ended September 30, 2003 were Pound Sterling4,447 million, 5% lower than for the first nine months of 2002. The lower sales in 2003 were the consequence of business divestments, principally the Synetix business in Performance Specialties, adverse impacts from foreign currency translation and lower sales for the Regional and Industrial Businesses.

     International Businesses sales for the nine months ended September 30, 2003, at Pound Sterling4,077 million, were 4% below the Pound Sterling4,251 million reported in the first nine months of 2002, with challenging trading conditions particularly in North America during the first nine months of the year, and in Europe, most notably during the third quarter. On a reported basis, National Starch sales were in line with last year, but Quest, Performance Specialties and Paints sales were all below the first nine months of last year. Excluding the effects of foreign currency translation, constant currency sales for the International Businesses were 2% below the first nine months of 2002, with growth for National Starch (+3%) and Paints (+1%) offset by lower sales for Quest (-3%) and Performance Specialties (-21%), although Performance Specialties sales for the first nine months of 2002 include Pound Sterling124 million (20%) of sales from the Synetix and Security Systems businesses which were divested during 2002.

]
OPERATING PROFIT

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS(1)                                                 TRADING PROFIT(1)
--------------------------------------------                                    ----------------------------------------------
     NINE MONTHS ENDED           INCREASE                                       NINE MONTHS ENDED
        SEPTEMBER 30            (DECREASE)                                        SEPTEMBER 30           INCREASE (DECREASE)
  -------------------------     ----------                                      -------------------     ----------------------
    2003             2002                                                        2003       2002                    CONSTANT
    POUND            POUND       REPORTED                                        POUND       POUND      REPORTED   CURRENCY(2)
  STERLING         STERLING         %                                           STERLING   STERLING        %           %
  MILLIONS         MILLIONS                                                     MILLIONS   MILLIONS
  --------         --------      --------                                       --------   --------     --------   -----------
     133              152          (13)               National Starch              145         166        (13)       (10)
      33               68          (51)                    Quest                    34          69        (51)       (44)
       6               42          (86)          Performance Specialties(3)          7          43        (84)       (84)
     145              135            7                     Paints                  158         147          7          9
     ---              ---          ---           -------------------------         ---         ---        ---        ---
     317              397          (20)          International Businesses          344         425        (19)       (17)
     (20)              (7)         n/a            Regional and Industrial          (20)         (7)       n/a        ---
     ---              ---          ---                                             ---         ---        ---
     297              390          (24)                    Group                   324         418        (22)
     ---              ---          ---           -------------------------         ---         ---        ---

------------------

(1) Reconciliation between the UK GAAP financial measure of "operating profit before exceptional items" and the non-UK GAAP financial measure of "trading profit" can be found on page 6. The difference between the two financial measures relates to goodwill amortization, which is excluded in ICI's definition of trading profit.

(2) Reconciliation between the UK GAAP financial measure of "reported" performance and the non-UK GAAP financial measure of "constant currency" performance can be found on page 17. An explanation of "constant currency" performance can be found on page 8.

(3) Performance Specialties trading results for the first nine months of 2002 include the results of the Synetix and Security Systems businesses, which were divested during 2002. Consequently, the results for the first nine months of 2003 comprise only Uniqema.


     Group operating profit before exceptional items for the nine months ended September 30, 2003 was Pound Sterling297 million, 24% below the Pound Sterling390 million reported for the first nine months of 2002. Group trading profit for the nine months ended September 30, 2003 was Pound Sterling324 million, 22% below the Pound Sterling418 million recorded for the first nine months of 2002. The Group's operating profit performance improved during the second and third quarters of 2003, compared to the first quarter of 2003, when Quest, National Starch and Performance Specialties experienced significant profit shortfalls compared to the first quarter of 2002.

     Trading profit for the International Businesses for the nine months ended September 30, 2003 was Pound Sterling344 million, 19% below the Pound Sterling425 million reported for the first nine months of 2002. Excluding the effects of foreign exchange translation, trading profit for the International Businesses was 17% below the first nine months of 2002 on a constant currency basis. Divestments in Performance Specialties accounted for 5% (Pound Sterling19 million) of the trading profit shortfall in the International Businesses.

     Paints delivered good growth in operating profit before exceptional items (+7%) and in constant currency trading profit (+9%) for the nine months ended September 30, 2003, compared with the first nine months of 2002. National Starch performance improved in the second and third quarters, compared with a difficult first quarter when rapid and significant increases in petrochemical related costs significantly affected performance. However, despite selling price increases and good fixed cost control, higher raw material costs and other fixed costs increases impacted performance and operating profit before exceptional items (-13%) and constant currency trading profit (-10%) for the first nine months of 2003 were lower than for the first nine months of 2002.

     For Quest and Performance Specialties, operating profit before exceptional items for the nine months ended September 30, 2003 was, respectively, 51% and 86% lower than the first nine months of 2002, and constant currency trading profit for the first nine months of 2003 was 44% and 84% lower, respectively, compared to the same period last year. For Quest, trading profit suffered as a consequence of business lost in the first quarter of 2003 following customer service problems last year, impacting the Food business in Europe, and higher operating costs. Divestments accounted for Pound Sterling19 million (-44%) of the trading profit shortfall in Performance Specialties, but Uniqema, the remaining business in Performance Specialties, suffered from a number of factors, including adverse product mix and transactional currency movements, which significantly impacted profits.

     The Regional and Industrial business reported a Pound Sterling20 million operating loss before exceptional items for the nine months ended September 30, 2003, Pound Sterling13 million lower than the Pound Sterling7 million loss reported in the first nine months of 2002, due to a Pound Sterling18 million increase in the charge for UK pension costs compared to the same period last year, resulting from the triennial valuation of the ICI UK Pension Fund.

     The Group's operating profit shortfall before exceptional items was partly offset by a reduction in the Group's share of losses by associates - largely the consequence of the absence of both 2002 losses for Huntsman International Holdings LLC and for Irish Fertilizer Industries Limited. With lower net interest cost, Group profit before exceptional items and tax of Pound Sterling228 million for the nine months ended September 30, 2003 was Pound Sterling56 million below the first nine months of last year.

     Group profit before exceptional items, tax and goodwill amortization for the nine months ended September 30, 2003 was Pound Sterling255 million, Pound Sterling57 million below the first nine months of last year.

     Taxation on profits before exceptional items was Pound Sterling74 million for the nine months ended September 30, 2003, reflecting a tax rate of 32%, on a reported basis unchanged from the full year 2002.

     Net profit before exceptional items for the nine months ended September 30, 2003 was Pound Sterling137 million (first nine months 2002: Pound Sterling180 million). Net profit before exceptional items and goodwill amortization for the nine months ended September 30, 2003 was Pound Sterling164 million (first nine months 2002: Pound Sterling208 million). Net profit for the nine months ended September 30, 2003 was Pound Sterling20 million compared with Pound Sterling186 million for the first nine months of 2002.

     Basic and diluted earnings per share before exceptional items were 11.6p for the nine months ended September 30, 2003 compared to 16.5p for the first nine months of 2002. Basic and diluted earnings per share were 1.7p for the nine months ended September 30, 2003, compared to 17.0p in the first nine months of 2002.

EXCEPTIONAL ITEMS

                                                                                                   NINE MONTHS ENDED
                                                                            THIRD QUARTER             SEPTEMBER 30
                                                                        ---------------------    --------------------
                                                                           2003        2002        2003         2002
                                                                         POUND        POUND        POUND      POUND
                                                                        STERLING     STERLING    STERLING    STERLING
                                                                        MILLIONS     MILLIONS    MILLIONS    MILLIONS
                                                                        --------     --------    --------    --------
 Exceptional operating items.......................................         (61)          -         (99)          -
 Profit/(loss) on sale or closure of operations
    - Continuing operations........................................         (18)         (6)         37           1
    - Discontinued operations......................................           8           -         (20)          6
 Profit on disposal of fixed assets................................           -           2           2           5
 Provision in respect of own shares................................           -           -         (76)          -
                                                                            ---         ---        ----         ---
 Exceptional items before tax and minority interests...............         (71)         (4)       (156)         12
 Taxation..........................................................          22          (1)         39          (3)
 Minority interests................................................           -           -           -          (3)
                                                                            ---         ---        ----         ---
 Exceptional items after tax and minority interests................         (49)         (5)       (117)          6
                                                                            ---         ---        ----         ---

     Exceptional items for the nine months ended September 30, 2003 were a loss of Pound Sterling156 million before tax and minority interests (first nine months 2002: Pound Sterling12 million profit) and a loss of Pound Sterling117 million after tax and minority interests (first nine months 2002: Pound Sterling6 million profit).

     Exceptional operating items were a loss of Pound Sterling99 million for the nine months ended September 30, 2003 and include a charge of Pound Sterling106 million in relation to a significant program announced to improve cost effectiveness across each of National Starch, Quest, Performance Specialties, Paints and the Corporate Centre. This is detailed further in note 2 to the unaudited interim condensed consolidated financial statements. The first elements of the program were announced on May 1, 2003, and the second stage was announced on July 31, 2003. The plans focus on manufacturing and supply chain rationalization, and reductions in administrative support. The total exceptional charge for the program is expected to be Pound Sterling231 million, comprising Pound Sterling162 million of anticipated exceptional cash expenditure and non-cash asset write offs of Pound Sterling69 million, and will also involve some Pound Sterling52 million of capital expenditure.

     During the second quarter of 2003, ICI announced the completion of the sale of its interests in Huntsman International Holdings LLC. US$160 million (Pound Sterling109 million) had been received on initial closing of this transaction in the third quarter of 2002, and the balance of US$280 million (Pound Sterling173 million) was received during the second quarter of 2003. The transaction gave rise to a profit before tax of Pound Sterling50 million, which was accounted for as an exceptional item in the second quarter of 2003. During the third quarter the Group completed the sale of National Starch's Permabond business. The Pound Sterling19m loss on this transaction is included within profit/(loss) on sale or closure of operations for the third quarter and the nine months ended September 30, 2003.

     As part of an overall refinancing package for Ineos Chlor, ICI has agreed to make available new funding comprising Pound Sterling30 million cash contribution expected to be made in 2004, and additional loan financing of Pound Sterling30 million expected to be drawn during 2005. Further details on the financing can be found on pages 20 and 21. Profit on sale or closure of operations for discontinued operations for the first nine months of 2003 includes a charge of Pound Sterling30 million relating to this refinancing. Separately, profit on sale or closure of operations for the first nine months of 2003 for discontinued operations also includes a Pound Sterling7 million receipt received in the third quarter from the Ineos Group in relation to the settlement of a number of other outstanding matters, and a number of provision releases in relation to divestments in prior years, offset by an increased provision for costs in relation to the divestment of the Polyurethanes, Tioxide and selected Petrochemicals businesses.

     As a result of the fall in the ICI share price during the first quarter of 2003, the Group reviewed the value of ICI shares held by its Employee Share Ownership Plan Trust and shares which it is committed to buy under forward contracts to hedge employee share options. Included in amounts written off investments for the nine months ended September 30, 2003 is a provision of Pound Sterling76 million in respect of own shares relating to both the shares ICI has acquired and those ICI is committed to acquire under forward contracts. The provision has been made to write down these shares to estimated realizable value having regard to the period over which the related options are exercisable, as detailed in note 2 to the unaudited interim condensed consolidated financial statements. A net cash outflow for ICI could result; however, the extent and timing depends on a number of factors, particularly the performance of the ICI share price between 2003 and 2011 (the last expiry date of the options hedged by the forward contracts).

                             GROUP CASH FLOW REVIEW

     This commentary relates to the Statement of Group interim condensed consolidated cash flow on page 26.

     The Group's cash inflow before the use of liquid resources and financing of Pound Sterling15 million for the nine months ended September 30, 2003 was Pound Sterling110 million better than the cash outflow of Pound Sterling95 million in the first nine months of 2002. The improvement in cash flow was due to the combination of lower capital expenditure, reduced interest payments, lower equity dividend payments and higher net disposal proceeds.

     Net cash inflow from operating activities for the nine months ended September 30, 2003 was Pound Sterling182 million, compared to Pound Sterling279 million for the first nine months of 2002, primarily due to the lower operating profit before exceptional items. Returns on investments and servicing of finance at Pound Sterling76 million, were Pound Sterling82 million lower than the first nine months of 2002 due to reduced interest payments. Capital expenditure and financial investment for the nine months, at Pound Sterling93 million, was Pound Sterling48 million better than the Pound Sterling141 million outflow recorded for the first nine months of last year, due to lower spend on tangible fixed assets. Acquisitions expenditure was Pound Sterling12 million, compared to Pound Sterling49 million for the first nine months last year.

     Net proceeds from disposals were Pound Sterling113 million for the nine months ended September 30, 2003 compared to Pound Sterling95 million for the first nine months last year, and comprised Pound Sterling206 million gross disposal proceeds (first nine months 2002: Pound Sterling161 million) less expenditure against divestment provisions of Pound Sterling93 million (first nine months 2002: Pound Sterling66 million). The completion of the sale of the Group's interests in Huntsman International Holdings, with gross proceeds of Pound Sterling173 million received in the second quarter was the major contributor to disposal proceeds.

     Dividend payments of Pound Sterling52 million (first nine months 2002:
Pound Sterling71 million) relate to the 2002 final dividend, consistent with the policy announced in November 2000 whereby annual dividends are equivalent to about one third of net profit before exceptional items and goodwill amortization.


                               SHAREHOLDERS' FUNDS

     The net profit for the nine months ended September 30, 2003 of Pound Sterling20 million was reduced by dividends of Pound Sterling32 million but increased by a favorable movement through reserves due to foreign exchange of Pound Sterling15 million and goodwill items of Pound Sterling27 million to give an overall net increase in shareholders' funds of Pound Sterling30 million. At September 30, 2003, shareholders' funds were in surplus of Pound Sterling529 million (December 31, 2002: surplus Pound Sterling499 million).

US GAAP RESULTS

     Under US GAAP, the net loss for the nine months ended September 30, 2003 was Pound Sterling167 million (2002: Pound Sterling13 million net loss) compared with net income of Pound Sterling20 million (2002: Pound Sterling186 million net income) for the first nine months under UK GAAP. Under US GAAP, shareholders' equity at September 30, 2003 was Pound Sterling2,599 million, and at December 31, 2002 was Pound Sterling2,805 million, compared to Pound Sterling529 million and Pound Sterling499 million respectively under UK GAAP. These differences result primarily from the differing accounting treatment under US GAAP for the first nine months of purchase accounting adjustments (2003 charge: Pound Sterling251 million; 2002 charge: Pound Sterling116 million), pension costs (2003 charge: Pound Sterling15 million; 2002 charge: Pound Sterling40 million), disposal accounting (2003 credit: Pound Sterling73 million; 2002 charge: Pound Sterling34 million), deferred tax (2003 charge: Pound Sterling21 million; 2002 credit: Pound Sterling30 million), derivative instruments and hedging activities (2003 credit: Pound Sterling14 million; 2002 charge: Pound Sterling32 million), employee share trust arrangements (2003 credit: Pound Sterling19 million; 2002:
Pound Sterlingnil) and restructuring costs (2003 credit: Pound Sterling1 million; 2002 charge: Pound Sterling4 million).

     Under SFAS 144, the disposal of Synetix in 2002 has been classified within discontinued operations. As required by SFAS 142 the Group has considered the implications of its first quarter trading performance on the carrying value of its goodwill under US GAAP. Consequently, the Group recognized in the second quarter an impairment charge of Pound Sterling255 million on capitalized goodwill related to the Uniqema business. The 2002 results include an impairment of Pound Sterling122 million relating to the Paints business in Latin America.

SUMMARY US GAAP INFORMATION

     The financial statements of the ICI Group are prepared in accordance with UK GAAP. UK GAAP differs in certain respects from US GAAP. Note 42 to the Group's Annual Report and Form 20-F, together with an update in note 21 of the unaudited interim condensed consolidated financial statements, describe the significant differences between UK GAAP and US GAAP affecting the ICI Group's net income and shareholders' equity.

                               OPERATIONAL REVIEW

               NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED WITH
                      NINE MONTHS ENDED SEPTEMBER 30, 2002

     Commentary on the operating performance of each of ICI's businesses and their sub business components for the nine months ended September 30, 2003 compared with the nine months ended September 30, 2002 is presented on the next four pages.

     The two tables below provide reconciliation between the UK GAAP performance measures of reported changes in "turnover" and "operating profit before exceptional items" and the non-UK GAAP performance measures that ICI uses of changes in "constant currency turnover" and "constant currency trading profit". The tables detail the amounts excluded from the most directly comparable UK GAAP financial measure. "Reported" relates to the figures included in the financial statements prepared under UK GAAP. "Constant currency" excludes the effect of currency translation differences and is a non-UK GAAP financial measure. ICI management use the "constant currency" financial measure for purposes of making decisions about allocating resources across the business and assessing its underlying performance. A more detailed description of "constant currency" performance, how it is calculated, why it is considered useful for investors and the limitations of non-UK GAAP financial measures is set out on pages 8 and 5, respectively.

RECONCILIATION TABLE - UK GAAP REPORTED "TURNOVER" PERFORMANCE TO NON-UK GAAP "CONSTANT CURRENCY SALES" PERFORMANCE - NINE MONTHS ENDED SEPTEMBER 30, 2003 VS. NINE MONTHS ENDED SEPTEMBER 30, 2002

                                                                                           FOREIGN
                                                                                           EXCHANGE
                                                                                          TRANSLATION  "CONSTANT CURRENCY"
                                                  TURNOVER           "REPORTED" CHANGE      EFFECTS          CHANGE
                                           --------------------    --------------------  ------------  --------------------
                                              2003        2002         2003 VS. 2002                       2003 VS. 2002
                                            POUND        POUND       POUND                   POUND       POUND
                                           STERLING    STERLING    STERLING                STERLING    STERLING
                                           MILLIONS    MILLIONS    MILLIONS        %       MILLIONS    MILLIONS         %
                                           --------    --------    --------      ------    --------    --------       ------
   Adhesives..........................         569         567           2           -           9          11           2
   Food and Industrial Starch.........         358         356           2           1          16          18           5
   Specialty Synthetic Polymers.......         278         276           2           1          11          13           5
   Electronic and Engineering
   Materials..........................         184         189          (5)         (3)          5           -           -
                                             -----       -----        ----        ----         ---        ----        ----
National Starch.......................       1,389       1,388           1           -          41          42           3
                                             -----       -----        ----        ----         ---        ----        ----
   Food...............................         308         320         (12)         (4)         (1)        (13)         (4)
   Fragrance..........................         214         222          (8)         (4)          6          (2)         (1)
                                             -----       -----        ----        ----         ---        ----        ----
Quest.................................         522         542         (20)         (4)          5         (15)         (3)
                                             -----       -----        ----        ----         ---        ----        ----
   Uniqema............................         507         508          (1)          -          (9)        (10)         (2)
   Synetix and Security Systems.......           -         124        (124)       (100)        n/a        (124)       (100)
                                             -----       -----        ----        ----         ---        ----        ----
Performance Specialties...............         507         632        (125)        (20)         (9)       (134)        (21)
                                             -----       -----        ----        ----         ---        ----        ----
   Decorative Europe..................         544         520          24           5         (19)          5           1
   Decorative North America...........         696         765         (69)         (9)         51         (18)         (2)
   Decorative Asia....................         160         155           5           3          11          16          10
   Decorative Latin America...........         104          98           6           6           9          15          16
   Packaging Coatings.................         137         135           2           1          (1)          1           -
   Other..............................          18          16           2          13           -           2          14
                                             -----       -----        ----        ----         ---        ----        ----
Paints                                       1,659       1,689         (30)         (2)         51          21           1
                                             -----       -----        ----        ----         ---        ----        ----
   International Businesses...........       4,077       4,251        (174)         (4)         88         (86)         (2)
                                             -----       -----        ----        ----         ---        ----        ----
Regional and Industrial                        384         439         (55)        (13)
Eliminations                                   (14)        (25)         11         (44)
                                             -----       -----        ----        ----
Total Group                                  4,447       4,665        (218)         (5)
                                             -----       -----        ----        ----

RECONCILIATION TABLE - UK GAAP REPORTED "OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS" PERFORMANCE TO NON-UK GAAP "CONSTANT CURRENCY TRADING PROFIT" PERFORMANCE - NINE MONTHS ENDED SEPTEMBER 30, 2003 VS. NINE MONTHS ENDED SEPTEMBER 30, 2002

                                                          NATIONAL                 PERFORMANCE              INTERNATIONAL
                                                           STARCH        QUEST     SPECIALTIES   PAINTS       BUSINESSES
                                                          --------     --------    -----------  --------    -------------
                                                            POUND        POUND        POUND       POUND        POUND
                                                          STERLING     STERLING     STERLING    STERLING     STERLING
                                                          MILLIONS     MILLIONS     MILLIONS    MILLIONS     MILLIONS
                                                          --------     --------    -----------  --------    -------------
OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS:
   First nine months 2003...........................         133           33            6         145          317
   First nine months 2002...........................         152           68           42         135          397
                                                             ---          ---          ---         ---          ---
"Reported" change (2003 vs. 2002)...................         (19)         (35)         (36)         10          (80)
                                                             ---          ---          ---         ---          ---
Reported %..........................................         (13%)        (51%)        (86%)         7%         (20%)
                                                             ---          ---          ---         ---          ---
Goodwill amortization:
   First nine months 2003...........................          12            1            1          13           27
   First nine months 2002...........................          14            1            1          12           28
                                                             ---          ---          ---         ---          ---
TRADING PROFIT:
   First nine months 2003...........................         145           34            7         158          344
   First nine months 2002...........................         166           69           43         147          425
                                                             ---          ---          ---         ---          ---
Trading profit change (2003 vs. 2002)...............         (21)         (35)         (36)         11          (81)
Foreign exchange translation effect.................           4            5            -           2           11
                                                             ---          ---          ---         ---          ---
"Constant currency" change (2003 vs. 2002)..........         (17)         (30)         (36)         13          (70)
                                                             ---          ---          ---         ---          ---
Constant currency %.................................         (10%)        (44%)        (84%)         9%         (17%)
                                                             ---          ---          ---         ---          ---

NATIONAL STARCH

     National Starch had a difficult first quarter but performance improved in the second and third quarters, compared to the first. Sales for the nine months ended September 30, 2003, at Pound Sterling1,389 million, were similar to the first nine months of 2002 on a reported basis and excluding foreign exchange translation effects sales were 3% ahead of the first nine months of 2002 on a constant currency basis, with strong growth in constant currency sales particularly in Asia and Latin America. However, significantly higher raw material costs (which National Starch had very limited ability to compensate for in the first quarter), higher utility charges in the United States, and other fixed cost increases resulted in a fall in operating profit before exceptional items for the nine months ended September 30, 2003, to Pound Sterling133 million (nine months 2002: Pound Sterling152 million), 13% below the first nine months of 2002 on a reported basis. On a constant currency basis, trading profit was 10% lower .

     Petrochemical driven cost increases accounted for much of the trading profit shortfall in the first quarter. In particular, rapid increases in the cost of vinyl acetate monomer and related products in North America in the first quarter of 2003, materials which are used for the manufacture of Specialty Synthetic Polymers and Adhesives, accounted for more than half of these cost increases. Sales price increases were implemented during the second and third quarters to recover much of the raw material cost increases.

     National Starch comprises four distinct business groupings; Adhesives and Sealants (41% of National Starch's sales for the nine months ended September 30, 2003), Food and Industrial Starch (26%), Specialty Synthetic Polymers (20%) and Electronic and Engineering Materials (13%). The geographic split of sales by customer location on a reported basis for National Starch in nine months ended September 30, 2003 was Europe 27% (Pound Sterling375 million), North America 41% (Pound Sterling567 million), Asia 24% (Pound Sterling333 million) and Latin America and the rest of world 8% (Pound Sterling114 million).

     Reported sales for Adhesives for the nine months ended September 30, 2003 were in line with the first nine months of 2002, but excluding adverse foreign exchange translation effects of 2%, sales were 2% ahead, with constant currency sales growth in Asia and Latin America offsetting lower sales in North America, with the recreational vehicle market, in particular, weak. However, gross margin percentages were below the same period in 2002, primarily due to significantly higher raw material costs in North America.

     Food and Industrial Starch reported sales for the nine months ended September 30, 2003 were 1% ahead of the first nine months of 2002, but excluding adverse foreign exchange translation effects of 4%, sales were 5% ahead with good constant currency sales growth in North America and Latin America. However, with higher utility costs in the United States and adverse product mix, gross margin percentages were lower than the first nine months of 2002.

     Specialty Synthetic Polymers reported sales for the nine months ended September 30, 2003 were 1% ahead of the first nine months of 2002, but excluding adverse foreign exchange translation effects of 4%, sales were 5% ahead, with particularly strong constant currency sales growth in Asia. As in Adhesives, however, raw material costs were higher and, consequently, gross margin percentages were well below the same period last year.

     Reported sales for the Electronic and Engineering Materials business for the nine months ended September 30, 2003 were 3% below the first nine months of 2002, but excluding adverse foreign exchange translation effects of 3%, constant currency sales were in line with the first nine months of last year. Market conditions were subdued, particularly in automotive and CRT sectors, although demand improved in the semiconductor market in the third quarter. Improved sales of higher margin products raised gross margin percentages ahead of the same period last year.

QUEST

     Quest had a poor first nine months. Reported sales at Pound Sterling522 million for the nine months ended September 30, 2003 were 4% below the first nine months of 2002. Excluding foreign exchange translation effects, sales were 3% lower, with constant currency sales growth in North America, Latin America and Asia unable to offset significantly lower sales in Europe, largely the result of lower sales in Foods Europe. Gross margin percentages were lower and fixed costs higher, largely for Food in Europe. Consequently, operating profit before exceptional items for the nine months ended September 30, 2003 was Pound Sterling33 million (nine months 2002: Pound Sterling68 million), 51% lower than the first nine months of 2002 on a reported basis. Trading profit fell 44% on a constant currency basis, compared to the first nine months of 2002.

     Quest comprises two distinct business groupings: Food (59% of Quest's sales in the first nine months of 2003) and Fragrances (41%). The geographic split of sales on a reported basis for Quest by customer location for the first nine months of 2003 was Europe 41% (Pound Sterling213 million), North America 25% (Pound Sterling133 million), Asia 15% (Pound Sterling78 million) and Latin America and the rest of the world 19% (Pound Sterling98 million).

     Sales for the Food Division for the nine months ended September 30, 2003 were 4% below the same period last year, on both a reported and a constant currency basis. Sales outside Europe on a constant currency basis were ahead of the first nine months of last year, but Europe was substantially lower, impacted by business lost in the first quarter of 2003, following previously reported customer service problems that resulted from systems changes in 2002 in a factory in the Netherlands. These losses were in products, which had on average, higher margins. Gross margin percentages were lower overall.

     Reported sales for the Fragrance Division for the nine months were 4% below the first nine months of 2002. Excluding adverse foreign exchange translation effects of 3%, sales were 1% lower, with constant currency sales growth in North America unable to offset lower sales in Europe. On a constant currency basis, growth in Personal Care was offset by lower sales in Fabrics, Household, and Oral Care markets. Fine Fragrance constant currency sales were slightly below last year due to a weaker third quarter compared to a particularly strong third quarter in 2002, when Quest benefited from a number of new product launches. Gross margin percentages were below last year partly due to less favorable product mix and lower consumption of Quest's own manufactured aroma chemicals in products sold.

PERFORMANCE SPECIALTIES

     The reported sales and trading profit for Performance Specialties for the first nine months of 2002 include the results of the Synetix and Security Systems businesses, which were sold in the second half of 2002. Consequently, the reported sales for the nine months ended September 30, 2003, of Pound Sterling507 million (2002: Pound Sterling632 million) and operating profit before exceptional items of Pound Sterling6 million (2002: Pound Sterling42 million) were lower compared to the same period last year, with the effects of these divestments on sales (Pound Sterling-124 million) and operating profit before exceptional items (Pound Sterling-19 million).

     Uniqema, the remaining business in Performance Specialties, had a difficult nine months ended September 30, 2003. Reported sales for the nine months were Pound Sterling507 million, similar to the same period in 2002. Excluding foreign exchange translation effects of 2%, sales were 2% below the first nine months of 2002, despite the implementation of price increases (to offset the impact of higher raw material costs), due to lower sales volumes of fatty acids in Europe and the Americas. Glycerine prices began to weaken during the third quarter, although the impact on the third quarter results was limited. Gross margin percentages were below last year, the major factors being the impact of the relatively weak US dollar on Continental European exports to North America and Asia, and weaker product mix due to lower sales of slightly higher margin product.

PAINTS

     Paints reported sales of Pound Sterling1,659 million for the nine months ended September 30, 2003 were 2% below the first nine months of 2002 but excluding foreign exchange translation effects, sales were 1% ahead of the first nine months in 2002 on a constant currency basis, with Europe, Asia and Latin America all ahead. Overall gross margin percentages were similar to last year, and the benefits of good cost control led to operating profit before exceptional items of Pound Sterling145 million (first nine months 2002: Pound Sterling135 million), 7% ahead of the first nine months of 2002. Excluding the effects of foreign exchange translation, constant currency trading profit was 9% higher.

     The Paints business comprises two main businesses: the Decorative business (91% of Paints' sales for the nine months ended September 30, 2003) and Packaging Coatings (8%) with other businesses 1%. The geographic split of sales for Paints by customer location as reported in the nine months ended September 30, 2003 was Europe 38% (Pound Sterling623 million), North America 43% (Pound Sterling714 million), Asia 12% (Pound Sterling195 million) and Latin America and the rest of world 7% (Pound Sterling127 million).

     Reported sales for the nine months ended September 30, 2003 in Decorative Europe were 5% ahead of the first nine months of 2002. Excluding favorable foreign exchange translation effects of 4%, sales were 1% ahead, with good performances in the UK, France and Poland in the first half of 2003, compared with the same period last year. However, third quarter sales in many countries were adversely affected by the hot weather. Gross margin percentages for the nine months ended September 30, 2003 were in line with the first nine months of 2002.

     In Decorative North America, reported sales were 9% below the first nine months of 2002. However, 7% of this decline was due to adverse foreign exchange translation effects; excluding these effects sales were 2% lower, impacted by poor weather in the first half which particularly affected sales of products for exterior use, and weakness in the non-residential construction market. Gross margin percentages for the nine months were in line with the same period last year.

     Decorative Asia continued to deliver excellent results. Reported sales for the nine months ended September 30, 2003 were 3% ahead of the first nine months of 2002, but excluding foreign exchange translation effects of 7%, sales were 10% ahead. There were particularly strong constant currency performances in China, India, Pakistan, Thailand and Vietnam. Gross margin percentages for the nine months were in line with the same period in 2002.

     Decorative Latin America continued to recover from the difficult economic conditions and exchange rate difficulties experienced in 2002. Reported sales for the nine months ended September 30, 2003 were 6% ahead of the same period last year, and excluding foreign exchange translation effects of 10%, sales were 16% ahead. Gross margin percentages for the nine months improved slightly from the same period last year.

     Reported sales for the Packaging Coatings business were 1% ahead, but excluding foreign exchange translation effects of 1%, sales were in line with last year. However, higher raw material costs and adverse mix lowered gross margin percentages.

REGIONAL AND INDUSTRIAL

     The reported sales for the Regional and Industrial businesses were Pound Sterling384 million for the nine months ended September 30, 2003, including Pound Sterling55 million of nil margin sales (nine months 2002: Pound Sterling147 million), compared to sales of Pound Sterling439 million in the first nine months of 2002. Excluding the impact of nil margin sales and Pound Sterling27m of sales from businesses divested in the first nine months of 2002, Regional and Industrial delivered 24% growth, with particularly strong growth for the businesses in Pakistan.

     The operating loss before exceptional items of Pound Sterling20 million for the nine months ended September 30, 2003 compared with a Pound Sterling7 million loss for the first nine months of 2002. This was due to a Pound Sterling18 million increase in the charge for pension costs in relation to the ICI UK Pension Fund.

SEASONALITY

     Due to the diversity of their product portfolios and broad international coverage, seasonality in the National Starch, Quest and Uniqema businesses is not significant. Paints, however, is affected, with higher sales of products used on the exterior of buildings normally during better weather conditions. With the geographic profile of Paints, this results in higher activity levels in the second and third quarters of the year.

TREASURY POLICIES

     The Group's Treasury seeks to reduce financial risk, to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. It operates within policies and procedures approved by the Board, which include strict controls on the use of financial instruments in managing the Group's risk. The Group does not undertake any trading activity in financial instruments. The Group reviews the credit quality of counterparties and limits individual and aggregate credit exposures accordingly.

FINANCING AND INTEREST RATE RISK

     At September 30, 2003, the Group's net debt was Pound Sterling1,641 million (September 30, 2002: Pound Sterling2,135 million).

     The Group's policy is to finance the Group mainly through a mixture of retained earnings and debt. Debt is principally sourced from long-term loans, medium-term notes, securitized receivables and bank debt. The Group's borrowings are primarily raised centrally by Group finance companies and on-lent to operating subsidiaries on commercial terms. The Group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, and uses derivatives to generate the desired currency and interest rate profile of borrowings.

     The Group's exposure to interest rate fluctuations on its borrowings is managed through the use of interest rate swaps and forward rate agreements. The Group's policy is to maintain between 40% and 60% of its long-term borrowings at fixed rates for periods of up to 5 years.

     The Group's borrowings (after taking account of swaps and forward contracts) are denominated mainly in US Dollars. The currency disposition of the borrowings is used as a partial, long-term hedge of the cash flows arising from investments overseas and as a hedge against any future business disposal proceeds. In addition, it takes into account the availability and costs of funds, and the sensitivity of Group gearing and earnings ratios to exchange rate movements. The asset mix of the Group was broadly the same as at December 31, 2002 and with no significant disposals in the nine months ended September 30, 2003, the currency mix of borrowing at September 30, 2003 was not materially different from the position at December 31, 2002.

     The Group's objective in determining borrowing maturity is to ensure a balance between flexibility, cost and the continuing availability of funds. As such, it funds in a mix of long-term and short-term maturity debt.

     During the nine months ended September 30, 2003, the principal movement in long-term debt was a Pound Sterling100 million bond maturity. Also in 2003, the Group redeemed Pound Sterling100 million in FRPS (fixed rate redeemable preference shares) reducing the amount outstanding at September 30, 2003 to Pound Sterlingnil compared to Pound Sterling100 million at December 31, 2002. The Group runs a receivables securitization program in the United States, with Pound Sterling103 million outstanding, out of a total available facility of Pound Sterling105 million, at September 30, 2003.

     During the remainder of 2003 and 2004, Pound Sterling749 million of loans will be maturing, which, in addition to various bonds and notes, includes the Pound Sterling103 million from the receivables securitization program. These are expected to be refinanced through new debt issues. On November 11, 2003, Moody's lowered the credit ratings of ICI to Baa3/P-3 from Baa2/P-2. Moody's outlook for these ratings is stable. ICI anticipates that the ratings downgrade will reduce its funding options, in particular resulting in a loss of access to its major commercial paper markets, and will increase its cost of borrowings.

     ICI's original disposal of the Chlor-Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a Pound Sterling100 million loan facility. As part of an overall refinancing package for Ineos Chlor, ICI has now agreed to make available new funding of Pound Sterling60 million alongside Pound Sterling45 million of new funding from the Ineos Group and Pound Sterling50 million of Regional Selective Assistance from the UK Government. The new funding from ICI comprises a Pound Sterling30 million cash contribution and additional loan finance of Pound Sterling30 million. The terms of the Pound Sterling100 million loan having been restructured, loan repayments are due by the end of 2010. ICI understood that without a refinancing package Ineos Chlor might seek to close part or all of its business. Separately, ICI and the Ineos Group have agreed a settlement of a number of other outstanding matters not involving Ineos Chlor. This is expected to result in payments to ICI of about Pound Sterling30 million over the next four years, with the first Pound Sterling7 million received in July 2003.

FOREIGN CURRENCY RISK

     Most of the Group's net assets are denominated in currencies other than pounds sterling with the result that the Group's pounds sterling balance sheet can be significantly affected by currency movements. The Group partially hedges this effect by borrowing in currencies other than pounds sterling. The Group does not hedge translation exposures other than by passive use of currency borrowings.

     The Group requires its subsidiaries to hedge their material transaction exposures (sales and purchases in currencies other than their functional currency) using forward contracts. The majority of this hedging is performed by Group Treasury. The Group selectively hedges its anticipated future trading cash flows up to 12 months ahead using forward contracts and purchased currency options.

COUNTERPARTY CREDIT RISK

     The Group's counterparty credit risks arise mainly from non-central operating cash held on short-term bank deposit, the positive "mark to market" effect of swaps and counterparty risk arising from the liquidity of the Group's captive insurance company. The Group considers the risk of material loss in the event of non-performance by a financial counterparty to be low.

NEW ACCOUNTING STANDARDS

     UK Accounting Standard FRS No. 17 Retirement Benefits, which will affect future consolidated financial statements, and its impacts are discussed in note 1 to the Group's Annual Report and Form 20-F; it will not have an impact on cash flows. New US GAAP Standards are outlined in note 21, in the unaudited interim condensed consolidated financial statements.

     The Urgent Issues Task Force has released proposals on the accounting for shares held in an Employee Share Ownership Plan Trust ("ESOP") which, if accepted, may impact December 2003 year-ends. Proposals include the presentation of ESOP shares as a deduction from equity rather than as currently shown as a fixed asset and an amendment to the calculation of the charge to the profit and loss amount from being based on the carrying value of the shares to the intrinsic value of the shares at date of grant. As a consequence, all other transactions in the shares held in the ESOP would be reported through shareholders' funds and would not impact the profit and loss account.

     If accepted, the proposals are likely to impact ICI with the deduction of ESOP shares at original cost from equity and the reversal of the impairment charges relating to the ESOP shares taken in the nine months results for 2003 and in full year results for 2001. The impairment charge in 2003 relating to ESOP shares (Pound Sterling19m of total impairment of Pound Sterling76m) and the impairment in 2001 (Pound Sterling22m) would be reversed via prior period adjustments.

               INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GROUP INTERIM CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003 (UNAUDITED)

                                                                                                 DISCONTINUED
                                                                      CONTINUING OPERATIONS       OPERATIONS      TOTAL
                                                                      -------------------------- ------------    --------
                                                                         BEFORE
                                                                      EXCEPTIONAL    EXCEPTIONAL
                                                                         ITEMS         ITEMS
                                                                         POUND         POUND         POUND         POUND
                                                                        STERLING      STERLING      STERLING     STERLING
                                                          NOTES         MILLIONS      MILLIONS      MILLIONS     MILLIONS
                                                          -----       -----------    -----------    --------     --------
 TURNOVER.........................................          3             4,447                          -         4,447
 Cost of sales....................................          2            (2,837)          (53)           -        (2,890)
 Other operating costs............................          2            (1,315)          (46)           -        (1,361)
 Other operating income...........................                            2                          -             2
                                                                         ------        ------        -----        ------
 OPERATING PROFIT (LOSS)..........................          2               297           (99)           -           198
 After deducting goodwill amortization............          3               (27)            -            -           (27)

 Share of operating profits less losses of
    associates....................................                            1             -            -             1
                                                                         ------        ------        -----        ------
                                                                            298           (99)           -           199
 Profits less losses on sale or closure of
    operations....................................          2                              37          (20)           17
 Profits less losses on disposals of fixed assets.          2                               2            -             2
 Amounts written off investments..................                                        (76)           -           (76)
                                                                         ------        ------        -----        ------
 PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE
    INTEREST......................................          3               298          (136)         (20)          142
 NET INTEREST PAYABLE.............................          4
                                                                         ------        ------        -----        ------
    Group.........................................                          (71)            -            -           (71)
    Associates....................................                            1             -            -             1
                                                                         ------        ------        -----        ------
                                                                            (70)            -            -           (70)
                                                                         ------        ------        -----        ------
 PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE
    TAXATION......................................                          228          (136)         (20)           72
 Taxation on profit (loss) on ordinary activities.          5               (74)           33            6           (35)
                                                                         ------        ------        -----        ------
 PROFIT (LOSS) ON ORDINARY ACTIVITIES AFTER
    TAXATION......................................                          154          (103)         (14)           37
 Attributable to minorities.......................                          (17)            -            -           (17)
                                                                         ------        ------        -----        ------
 NET PROFIT (LOSS) FOR THE FINANCIAL PERIOD.......                          137          (103)         (14)           20
                                                                         ------        ------        -----        ------
 Dividends........................................          6                                                        (32)
                                                                                                                  ------
 PROFIT (LOSS) RETAINED FOR THE FINANCIAL PERIOD                                                                     (12)
                                                                                                                  ------
 EARNINGS (LOSS) PER POUND STERLING1 ORDINARY
    SHARE.........................................          7
    Basic.........................................                         11.6p         (8.7)p       (1.2)p         1.7p
                                                                         ------        ------        -----        ------
    Diluted.......................................                         11.6p         (8.7)p       (1.2)p         1.7p
                                                                         ------        ------        -----        ------

     The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GROUP INTERIM CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 (UNAUDITED)

                                                                                                  DISCONTINUED
                                                                         CONTINUING OPERATIONS     OPERATIONS      TOTAL
                                                                       -------------------------- ------------   --------
                                                                         BEFORE
                                                                       EXCEPTIONAL    EXCEPTIONAL
                                                                          ITEMS         ITEMS
                                                                          POUND          POUND        POUND       POUND
                                                                        STERLING       STERLING     STERLING     STERLING
                                                          NOTES         MILLIONS       MILLIONS     MILLIONS     MILLIONS
                                                          -----        -----------    -----------   --------     --------
 TURNOVER.........................................          3             4,665                          -         4,665
 Cost of sales....................................          2            (2,887)            -            -        (2,887)
 Other operating costs............................          2            (1,391)            -            -        (1,391)
 Other operating income...........................                            3             -            -             3
                                                                         ------         -----        -----        ------
 OPERATING PROFIT (LOSS)..........................          2               390             -            -           390
 After deducting goodwill amortization............          3               (28)            -            -           (28)

 Share of operating profits less losses of
    associates....................................                           18             -            -            18
                                                                         ------         -----        -----        ------
                                                                            408             -            -           408
 Profits less losses on sale or closure of
    operations....................................          2                               1            6             7
 Profits less losses on disposals of fixed assets.          2                               5            -             5
 Amounts written off investments..................                                          -            -             -
                                                                         ------         -----        -----        ------
 PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE
    INTEREST......................................          3               408             6            6           420
 NET INTEREST PAYABLE.............................          4
                                                                         ------         -----        -----        ------
    Group.........................................                          (95)            -            -           (95)
    Associates....................................                          (29)            -            -           (29)
                                                                         ------         -----        -----        ------
                                                                           (124)            -            -          (124)
                                                                         ------         -----        -----        ------
 PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE
    TAXATION......................................                          284             6            6           296
 Taxation on profit (loss) on ordinary activities.          5               (90)           (6)           3           (93)
                                                                         ------         -----        -----        ------
 PROFIT (LOSS) ON ORDINARY ACTIVITIES AFTER
    TAXATION......................................                          194             -            9           203
 Attributable to minorities.......................                          (14)           (3)           -           (17)
                                                                         ------         -----        -----        ------
 NET PROFIT (LOSS) FOR THE FINANCIAL PERIOD.......                          180            (3)           9           186
                                                                         ------         -----        -----
 Dividends........................................          6                                                        (36)
                                                                                                                  ------
 PROFIT /(LOSS) RETAINED FOR THE FINANCIAL PERIOD.                                                                   150
                                                                                                                  ------
 EARNINGS (LOSS) PER POUND STERLING1 ORDINARY
    SHARE.........................................          7
    Basic.........................................                         16.5p         (0.3)p        0.8p         17.0p
                                                                         ------         -----        -----        ------
    Diluted.......................................                         16.5p         (0.3)p        0.8p         17.0p
                                                                         ------         -----        -----        ------


     The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003 (UNAUDITED)

                                                                                                             POUND
                                                                                                            STERLING
                                                                                                            MILLIONS
                                                                                                            --------
 NET PROFIT (LOSS) FOR THE FINANCIAL PERIOD
    Parent and subsidiary undertakings..................................................................          18
    Associates..........................................................................................           2
                                                                                                             -------
                                                                                                                  20
                                                                                                             -------
 Currency translation differences on foreign currency net investments and related loans.................          15
 Taxation on translation differences on foreign currency loans..........................................           -
                                                                                                             -------
                                                                                                                  15
                                                                                                             -------
 TOTAL GAINS AND (LOSSES) RECOGNIZED SINCE DECEMBER 31, 2002............................................          35
                                                                                                             =======


STATEMENT OF GROUP TOTAL RECOGNIZED GAINS AND LOSSES FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002 (UNAUDITED)

                                                                                                             POUND
                                                                                                            STERLING
                                                                                                            MILLIONS
                                                                                                            --------
 NET PROFIT (LOSS) FOR THE FINANCIAL PERIOD
    Parent and subsidiary undertakings..................................................................         198
    Associates..........................................................................................         (12)
                                                                                                             -------
                                                                                                                 186
                                                                                                             -------
 Currency translation differences on foreign currency net investments and related loans.................        (102)
 Taxation on translation differences on foreign currency loans..........................................          33
                                                                                                             -------
                                                                                                                 (69)
                                                                                                             -------
 TOTAL GAINS AND (LOSSES) RECOGNIZED SINCE DECEMBER 31, 2001............................................         117
                                                                                                             =======


     The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

GROUP INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                                      SEPTEMBER 30           DECEMBER 31
                                                                                  -----------------------    -----------
                                                                                   2003          2002           2002
                                                                                   POUND          POUND         POUND
                                                                                  STERLING       STERLING      STERLING
                                                                       NOTES      MILLIONS       MILLIONS      MILLIONS
                                                                       -----      --------       --------    -----------
 ASSETS EMPLOYED
 FIXED ASSETS
 Intangible assets - goodwill....................................                      553           573            574
 Tangible assets.................................................                    1,894         2,061          1,961
 Investments
    Participating and other interests............................        8              64           168             69
                                                                                    ------        ------         ------
                                                                                     2,511         2,802          2,604
                                                                                    ------        ------         ------
 CURRENT ASSETS
 Stocks..........................................................        9             702           711            651
 Debtors.........................................................       10           1,830         1,928          1,695
 Investments and short-term deposits.............................       11             137           258            285
 Cash............................................................        3             232           297            267
                                                                                    ------        ------         ------
                                                                                     2,901         3,194          2,898
                                                                                    ------        ------         ------
 TOTAL ASSETS                                                                        5,412         5,996          5,502
                                                                                    ------        ------         ------
 CREDITORS DUE WITHIN ONE YEAR
 Short-term borrowings...........................................       17            (410)         (647)          (226)
 Current installments of loans...................................       17            (733)         (416)          (500)
 Other creditors.................................................       12          (1,643)       (1,675)        (1,692)
                                                                                    ------        ------         ------
                                                                                    (2,786)       (2,738)        (2,418)
                                                                                    ------        ------         ------
 NET CURRENT ASSETS*.............................................                      115           456            480
                                                                                    ------        ------         ------
 TOTAL ASSETS LESS CURRENT LIABILITIES...........................        3           2,626         3,258          3,084
                                                                                    ------        ------         ------
 FINANCED BY
 CREDITORS DUE AFTER MORE THAN ONE YEAR
 Loans...........................................................       17             863         1,497          1,363
 Other creditors.................................................                       12            40             32
                                                                                    ------        ------         ------
                                                                                       875         1,537          1,395
 PROVISIONS FOR LIABILITIES AND CHARGES..........................       13           1,145         1,145          1,121
 MINORITY INTERESTS - EQUITY.....................................                       77            52             69
                                                                                    ------        ------         ------

 SHAREHOLDERS' FUNDS - EQUITY
 Called-up share capital.........................................                    1,191         1,191          1,191
                                                                                    ------        ------         ------
 Reserves
    Share premium account........................................                      933           933            933
    Associates' reserves.........................................                       13            11             11
    Profit and loss account......................................                   (1,608)       (1,611)        (1,636)
                                                                                    ------        ------         ------
    Total reserves...............................................                     (662)         (667)          (692)
                                                                                    ------        ------         ------
 Total shareholders' funds.......................................                      529           524            499
                                                                                    ------        ------         ------
                                                                                     2,626         3,258          3,084
                                                                                    ------        ------         ------

------------------

     *Included within Group net current assets at September 30, 2003 are debtors of Pound Sterling513 million (December 31, 2002: Pound Sterling545 million, September 30, 2002: Pound Sterling546 million) which fall due after more than one year.


     The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

STATEMENT OF GROUP INTERIM CONDENSED CONSOLIDATED CASH FLOW (UNAUDITED)

                                                                                                  NINE MONTHS ENDED
                                                                                                     SEPTEMBER 30
                                                                                                ----------------------
                                                                                                   2003          2002
                                                                                                  POUND         POUND
                                                                                                STERLING      STERLING
                                                                                     NOTES      MILLIONS      MILLIONS
                                                                                     -----      --------      --------
 Net cash inflow from operating activities...................................         14           182           279
 Returns on investments and servicing of finance.............................         15           (76)         (158)
 Taxation....................................................................                      (47)          (50)
                                                                                                  ----          ----
                                                                                                    59            71
 Capital expenditure and financial investment................................         16           (93)         (141)
                                                                                                  ----          ----
                                                                                                   (34)          (70)
 Acquisitions and disposals
    Acquisitions.............................................................                      (12)          (49)
    Disposals................................................................         18           113            95
                                                                                                  ----          ----
                                                                                                   101            46
 Equity dividends paid.......................................................                      (52)          (71)
                                                                                                  ----          ----
 Cash inflow (outflow) before use of liquid resources and financing..........                       15           (95)
 Management of liquid resources..............................................                       18            16
 Financing
    Issues of shares.........................................................                        -           807
    Increase (decrease) in debt..............................................                      (75)         (745)
                                                                                                  ----          ----
                                                                                                   (75)           62
                                                                                                  ----          ----
 Decrease in cash............................................................                      (42)          (17)
                                                                                                  ----          ----


RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS (UNAUDITED)

                                                                                      NINE MONTHS ENDED      YEAR ENDED
                                                                                        SEPTEMBER 30         DECEMBER 31
                                                                                   ---------------------     -----------
                                                                                     2003          2002         2002
                                                                                     POUND        POUND         POUND
                                                                                   STERLING     STERLING      STERLING
                                                                                   MILLIONS     MILLIONS      MILLIONS
                                                                                   --------     --------      --------
 Net profit (loss) for the financial period..................................          20          186           179
 Dividends...................................................................         (32)         (36)          (88)
                                                                                     ----         ----          ----
 Profit (loss) retained for the financial period.............................         (12)         150            91
 Issues of ICI Ordinary Shares...............................................           -          807           807
 Goodwill movement...........................................................          27            -            22
 Other recognized gains and losses related to the period.....................          15          (69)          (57)
                                                                                     ----         ----          ----
 Net increase (reduction) in shareholders' funds.............................          30          888           863
 Shareholders' funds at beginning of period - equity.........................         499         (364)         (364)
                                                                                     ----         ----          ----
 Shareholders' funds at end of period - equity...............................         529          524           499
                                                                                     ----         ----          ----


     The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PREPARATION OF FINANCIAL INFORMATION

     The accompanying unaudited interim condensed consolidated financial statements, (the "Financial Statements") for the nine months ended September 30, 2003 and 2002 have been prepared under the historical cost convention and in accordance with the UK Companies Act 1985 and applicable UK accounting standards for interim financial information. Accordingly they do not include all of the information and notes required by UK Generally Accepted Accounting Principles for complete financial statements. These Financial Statements for the nine months ended September 30, 2003 and 2002 should be read in conjunction with the Group's audited Annual Report and Accounts and Form 20-F for the year ended December 31, 2002. The Group's audited Annual Report and Accounts and Form 20-F for the year ended December 31, 2002 on which the auditors issued an unqualified report and which did not contain a statement under section 237 (2) or (3) of the UK Companies Act 1985 have been delivered to the Registrar of Companies. Accounting policies conform with UK Generally Accepted Accounting Principles ("UK GAAP"). Note 21 to the financial statements for the nine months ended September 30, 2003 and 2002 includes a reconciliation of shareholders' equity from UK GAAP to US Generally Accepted Accounting Principles ("US GAAP") and a reconciliation of net income from UK GAAP to US GAAP.

     The unaudited financial statements for the nine months ended September 30, 2003 and 2002 of the Group (Imperial Chemical Industries PLC and its subsidiary companies), which are not statutory accounts, have been prepared on a basis consistent with accounting policies and procedures applied in the Group's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2002. These financial statements for the nine months ended September 30, 2003 and 2002 reflect all normal and recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial condition, results of operations and cash flows of the Group for the periods presented. Figures for the year ended December 31, 2002 are extracts from the audited Group financial statements for that year.

     The results of the nine months ended September 30, 2003 and 2002 are not necessarily indicative of the results of the operations for the full year 2003 or 2002 respectively.

     Continuing and Discontinued Operations

     For UK reporting purposes, the results in these accounts differentiate between the Group's continuing and discontinued operations. As defined in FRS No. 3 Reporting Financial Performance, discontinued operations are material, clearly separate operations which have been sold or permanently terminated either during the financial period or during the subsequent period up to the date of the approval of the financial statements. All other operations are classified as continuing operations.

     Where businesses have been reclassified as discontinued operations, comparative segmental data has been restated. Net interest payable and tax on profit (loss) on ordinary activities have been allocated to discontinued operations to reflect the legal entity incidence of these items within the businesses divested.

     Estimates

     The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.   EXCEPTIONAL ITEMS

     Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

     Exceptional items charged to operating profit in the nine months ended September 30, 2003 were Pound Sterling99 million (nine months ended September 30, 2002: Pound Sterlingnil) including a charge of Pound Sterling106 million in relation to a significant program announced to improve cost effectiveness across each of National Starch (Pound Sterling13 million), Quest (Pound Sterling17 million), Performance Specialties (Pound Sterling15 million), Paints (Pound Sterling36 million) and the Corporate Centre (Pound Sterling25 million included in the Regional and Industrial segment). The first elements of the program were announced on May 1, 2003, and the second stage was announced on July 31, 2003. The plans focus on manufacturing and supply chain rationalization, and reductions in administrative support.

     The Group reported a pre-tax profit on sale or closure of operations for the nine months ended September 30, 2003 of Pound Sterling17 million (nine months ended September, 30 2002: Pound Sterling7 million). This pre-tax profit on sale or closure of operations for the nine months ended September 30, 2003, comprises principally the gain on sale of the Group's interest in Huntsman International Holdings LLC of Pound Sterling50 million offset by a loss on the sale of National Starch's Permabond business of Pound Sterling19 million both included within continuing operations, and a loss of Pound Sterling30 million in respect of Ineos Chlor included within discontinued operations. Also included in this caption and classified as a discontinued operation is income of Pound Sterling7 million in respect of the settlement with the Ineos Group of a number of other outstanding matters not involving Ineos Chlor. The pre-tax profit on sale or closure of operations for the nine months ended September 30, 2002 comprises principally the profit or sale of Security Systems business (Pound Sterling13 million) and the write-down of the Group's investment in its 49% associate, Irish Fertilizer Industries Limited, (Pound Sterling20 million), both included within continued operations.

     Following a review of the value of ICI shares held by the Group's Employee Share Ownership Plan Trust and shares which it is committed to buy under forward contracts to hedge employee share options, a provision of Pound Sterling76 million was charged in the nine months ended September 30, 2003 (nine months ended September 30, 2002: Pound Sterlingnil). The provision has been made to write down these shares to estimated realizable value having regard to the period over which the related options are exercisable.

     In total, exceptional items before tax and minority interests for the nine months ended September 30, 2003 amounted to a loss of Pound Sterling156 million (nine months ended September 30, 2002: Pound Sterling12 million profit).

     Under US GAAP, exceptional items would be included in operating income, unless they relate to discontinued operations.

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.   SEGMENTAL INFORMATION

     The Group is managed in five business segments, or classes, differentiated primarily by the nature of products manufactured in each, together with a segment for discontinued operations.

     The major products of each business are as follows:

-------------------------------------------------------------------------------------------------------------
National Starch                   adhesives, sealants, specialty
                                  synthetic polymers, specialty food and
                                  industrial starches, electronic and
                                  engineering materials, specialty coatings and
                                  process lubricants
-------------------------------------------------------------------------------------------------------------
Quest                             flavors, food ingredients, fragrances and fragrance materials
-------------------------------------------------------------------------------------------------------------
Performance Specialties           oleochemicals (process intermediates),
                                  polymers, base stocks and additives for
                                  lubricants, personal care, performance
                                  specialties for the manufacture of
                                  agrochemicals and coatings, oilfield
                                  chemicals, textile auxiliaries, spin finish,
                                  polymer additives, specialty cleaning and
                                  catalyst and support services(1)
-------------------------------------------------------------------------------------------------------------
Paints                            decorative paint and coatings for food and beverage cans
-------------------------------------------------------------------------------------------------------------
Regional and Industrial           polyester staple fibre, pure terephthalic
                                  acid, soda ash, agrochemicals,
                                  pharmaceuticals, rubber chemicals and tartaric
                                  acid.
-------------------------------------------------------------------------------------------------------------

(1)  Divested fourth quarter 2002


CLASSES OF BUSINESS                                                                                  PROFIT ON ORDINARY
                                                                              PROFIT BEFORE          ACTIVITIES BEFORE
                                                                           EXCEPTIONAL ITEMS,      INTEREST AND TAXATION
                                                                          TAXATION AND GOODWILL      AFTER EXCEPTIONAL
                                                       TURNOVER               AMORTIZATION                ITEMS(1)
                                                ---------------------     ---------------------    ----------------------
FOR THE NINE MONTH PERIODS ENDED
   SEPTEMBER 30                                   2003         2002         2003         2002        2003         2002
                                                --------     --------     --------     --------     --------     --------
                                                  POUND        POUND        POUND       POUND         POUND        POUND
                                                STERLING     STERLING     STERLING     STERLING     STERLING     STERLING
                                                MILLIONS     MILLIONS     MILLIONS     MILLIONS     MILLIONS     MILLIONS
                                                --------     --------     --------     --------     --------     --------
Continuing operations
   National Starch.........................       1,389        1,388          145          166         106          152
   Quest...................................         522          542           34           69          16           68
   Performance Specialties.................         507          632            7           43          (4)          55
   Paints..................................       1,659        1,689          158          147         109          135
   Regional and Industrial.................         384          439          (20)          (7)         10          (14)
   Inter-class eliminations................         (14)         (25)
                                                  -----        -----         ----          ---         ---          ---
                                                  4,447        4,665          324          418         237          396
Discontinued operations                               -            -            -            -         (20)           6

Associates.................................
   Share of profits less losses............                                     1           18           1           18
   Interest payable........................                                     1          (29)
Group net interest charge..................                                   (71)         (95)
Amounts written off investments............                                                            (76)           -
                                                  -----        -----         ----          ---         ---          ---
                                                  4,447        4,665          255          312         142          420
                                                  -----        -----         ----          ---         ---          ---


                                                                                                       2003         2002
                                                                                                     --------     --------
                                                                                                      POUND        POUND
                                                                                                     STERLING     STERLING
                                                                                                     MILLIONS     MILLIONS
                                                                                                     --------     --------
(1)      Goodwill amortization charged in arriving at the results
National Starch...............................................................................          12           14
Quest.........................................................................................           1            1
Performance Specialties.......................................................................           1            1
Paints........................................................................................          13           12
                                                                                                       ---          ---
                                                                                                        27           28
                                                                                                       ---          ---

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.   SEGMENTAL INFORMATION (CONTINUED)

                                                                                     TOTAL ASSETS LESS CURRENT LIABILITIES
                                                                                     -------------------------------------
                                                                                           SEPTEMBER 30        DECEMBER 31
                                                                                        2003         2002         2002
                                                                                      --------     --------      --------
                                                                                        POUND        POUND        POUND
                                                                                      STERLING     STERLING      STERLING
                                                                                      MILLIONS     MILLIONS      MILLIONS
CLASSES OF BUSINESS
Net operating assets
Continuing operations
   National Starch..............................................................        1,478         1,493        1,441
   Quest........................................................................          480           496          447
   Performance Specialties......................................................          480           600          459
   Paints.......................................................................          943           963          864
   Regional and Industrial......................................................          269           328          297
                                                                                       ------         -----        -----
Total net operating assets......................................................        3,650         3,880        3,508
Net non-operating liabilities...................................................       (1,024)         (622)        (424)
                                                                                       ------         -----        -----
                                                                                        2,626         3,258        3,084
                                                                                       ------         -----        -----

                                                                                         NET NON-OPERATING LIABILITIES
                                                                                      ------------------------------------
                                                                                           SEPTEMBER 30        DECEMBER 31
                                                                                        2003         2002         2002
                                                                                      --------     --------      --------
                                                                                        POUND        POUND        POUND
                                                                                      STERLING     STERLING      STERLING
                                                                                      MILLIONS     MILLIONS
Net non-operating liabilities
Non-operating assets
   Fixed asset investments........................................................           64          168           69
   Non-operating debtors..........................................................           86          139          110
   Investments and short-term deposits............................................          137          258          285
   Cash at bank...................................................................          232          297          267
                                                                                         ------        -----        -----
                                                                                            519          862          731

Non-operating liabilities.........................................................
   Short-term borrowings..........................................................         (410)        (647)        (226)
   Current installments of loans..................................................         (733)        (416)        (500)
   Non-operating creditors........................................................         (400)        (421)        (429)
                                                                                         ------        -----        -----
                                                                                         (1,543)      (1,484)      (1,155)
                                                                                         ------        -----        -----
                                                                                         (1,024)        (622)        (424)
                                                                                         ------        -----        -----

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.   NET INTEREST PAYABLE

                                                                                                       NINE MONTHS ENDED
                                                                                                          SEPTEMBER 30
                                                                                                    -----------------------
                                                                                                      2003           2002
                                                                                                    --------       --------
                                                                                                     POUND          POUND
                                                                                                    STERLING       STERLING
                                                                                                    MILLIONS       MILLIONS
 Interest payable and similar charges
    Group...................................................................................            130          193
    Associates..............................................................................              -           29
                                                                                                       ----         ----
                                                                                                        130          222
 Interest receivable and similar income
 Group......................................................................................            (59)         (98)
 Associate..................................................................................             (1)           -
                                                                                                       ----         ----
                                                                                                        (60)         (98)
                                                                                                       ----         ----
 Net interest payable.......................................................................             70          124
                                                                                                       ----         ----

5.   TAXATION

     The tax charge for the nine months ended September 30, 2003 consists of a UK taxation charge of Pound Sterling11 million (nine months ended September 30, 2002: Pound Sterling67 million), an overseas tax charge of Pound Sterling24 million (nine months ended September 30, 2002: Pound Sterling29 million) and a charge in respect of associated companies of Pound Sterlingnil (nine months ended September 30, 2002 credit: Pound Sterling3 million).

                                                                              NINE MONTHS ENDED SEPTEMBER 30, 2003
                                                                       --------------------------------------------------
                                                                                                  DISCONTINUED
                                                                        CONTINUING OPERATIONS     OPERATIONS      TOTAL
                                                                       -------------------------  ------------   --------
                                                                         BEFORE
                                                                       EXCEPTIONAL   EXCEPTIONAL
                                                                          ITEMS         ITEMS
                                                                       -----------   -----------
                                                                          POUND         POUND        POUND        POUND
                                                                         STERLING      STERLING     STERLING     STERLING
                                                                         MILLIONS      MILLIONS     MILLIONS     MILLIONS
UK...............................................................           (37)            21           5           (11)
Overseas.........................................................           (37)            12           1           (24)
Associates.......................................................             -              -           -             -
                                                                           ----           ----         ---          ----
                                                                            (74)            33           6           (35)
                                                                           ----           ----         ---          ----

     The taxation charge for the nine months ended September 30, 2003 at the UK corporation tax rate of 30% of Pound Sterling22 million differs to the actual tax charge of Pound Sterling35 million principally as a result of movements on exceptional provisions in respect of which relief has not been recognized.

                                                                              NINE MONTHS ENDED SEPTEMBER 30, 2002
                                                                       --------------------------------------------------
                                                                                                  DISCONTINUED
                                                                        CONTINUING OPERATIONS     OPERATIONS      TOTAL
                                                                       -------------------------  ------------   --------
                                                                         BEFORE
                                                                       EXCEPTIONAL   EXCEPTIONAL
                                                                          ITEMS         ITEMS
                                                                       -----------   -----------
                                                                          POUND         POUND        POUND        POUND
                                                                         STERLING      STERLING     STERLING     STERLING
                                                                         MILLIONS      MILLIONS     MILLIONS     MILLIONS
UK.....................................................                      (63)            (7)          3           (67)
Overseas...............................................                      (30)             1           -           (29)
Associates.............................................                        3              -           -             3
                                                                            ----           ----        ----          ----
                                                                             (90)            (6)          3           (93)
                                                                            ----           ----        ----          ----

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.   DIVIDENDS

     A first interim dividend of 2.75 pence per Pound Sterling1 Ordinary Share (2002: 3.0 pence), aggregating Pound Sterling32 million (nine months ended September 30, 2002: Pound Sterling36 million), was paid on October 3, 2003 to members on the Register on August 22, 2003.

7.   EARNINGS (LOSS) PER POUND STERLING1 ORDINARY SHARE

                                                                        NINE MONTHS ENDED SEPTEMBER 30
                                                -------------------------------------------------------------------------------
                                                                 2003                                     2002
                                                --------------------------------------    -------------------------------------
                                                CONTINUING   DISCONTINUED                 CONTINUING   DISCONTINUED
                                                OPERATIONS    OPERATIONS       TOTAL      OPERATIONS    OPERATIONS     TOTAL
                                                ----------   ------------   ----------    ----------   ------------  ----------
                                                   POUND         POUND         POUND         POUND         POUND        POUND
                                                 STERLING      STERLING      STERLING      STERLING      STERLING     STERLING
                                                 MILLIONS      MILLIONS      MILLIONS      MILLIONS      MILLIONS     MILLIONS
 Net profit for the financial period
    before exceptional items..............            137            -            137           180             -         180
 Exceptional items after tax and
    minorities............................           (103)         (14)          (117)           (3)            9           6
                                                  -------      -------        -------       -------       -------     -------
 Net profit for the financial period .....             34          (14)            20           177             9         186
                                                  -------      -------        -------       -------       -------     -------
                                                  million      million        million       million       million     million
 Weighted average Ordinary Shares in
    issue during period...................          1,191        1,191          1,191         1,100         1,100       1,100
 Weighted average Ordinary Shares held by
    Group's employee share ownership plan.             (9)          (9)            (9)           (9)           (9)         (9)
                                                  -------      -------        -------       -------       -------     -------
 Basic weighted average Ordinary Shares
    in issue during period................          1,182        1,182          1,182         1,091         1,091       1,091
 Dilutive effect of share options.........              1            1              1             2             2           2
                                                  -------      -------        -------       -------       -------     -------
 Diluted weighted average Ordinary Shares.          1,183        1,183          1,183         1,093         1,093       1,093
                                                  -------      -------        -------       -------       -------     -------

 Basic earnings (loss) per Pound
    Sterling1 Ordinary Share                        pence         pence        pence         pence          pence       pence
 Before exceptional items.................           11.6p           -           11.6p         16.5p            -        16.5p
                                                  -------      -------        -------       -------       -------     -------
 After exceptional items..................            2.9p        (1.2)p          1.7p         16.2p          0.8p       17.0p
                                                  -------      -------        -------       -------       -------     -------
 Diluted earnings (loss) per Pound
   Sterling1 Ordinary Share
 Before exceptional items.................           11.6p           -           11.6p         16.5p            -        16.5p
                                                  -------      -------        -------       -------       -------     -------
 After exceptional items..................            2.9p        (1.2)p          1.7p         16.2p          0.8p       17.0p
                                                  -------      -------        -------       -------       -------     -------

     Earnings per Pound Sterling1 Ordinary Share for the nine months ended September 30, 2002 are calculated by dividing the profit after tax before exceptional items and goodwill amortization by 1,091 basic and 1,093 diluted Ordinary Shares, being the weighted average number of shares in issue (less shares held for the Group's employees' share plans and adjusted for the Rights Issue from the day consideration was receivable - 21 March 2002) during the period.

8.   INVESTMENTS

     Investments include 8.8 million (September 30, 2002: 9.7 million; December 31, 2002: 9.8 million) shares of Imperial Chemical Industries PLC held by a Group subsidiary undertaking for the purposes of the Group's employee share ownership plan. These shares are held at book value of Pound Sterling12 million at September 30, 2003 (September 30, 2002: Pound Sterling36 million; December 31, 2002: Pound Sterling36 million). The market value of these investments at September 30, 2003 was Pound Sterling14 million (September 30, 2002: Pound Sterling20 million; December 31, 2002: Pound Sterling23 million).

9.   STOCKS


                                                                 SEPTEMBER 30, 2003  SEPTEMBER 30, 2002  DECEMBER 31, 2002
                                                                 ------------------  ------------------  -----------------
                                                                   POUND STERLING      POUND STERLING      POUND STERLING
                                                                      MILLIONS            MILLIONS            MILLIONS
                                                                 ------------------  ------------------  -----------------
 Raw materials and consumables...............................             235                236                 218
 Stocks in process...........................................              18                 25                  21
 Finished goods and goods for resale.........................             449                450                 412
                                                                          ---                ---                 ---
                                                                          702                711                 651
                                                                          ---                ---                 ---

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.  DEBTORS

                                                                 SEPTEMBER 30, 2003  SEPTEMBER 30, 2002  DECEMBER 31, 2002
                                                                 ------------------  ------------------  -----------------
                                                                   POUND STERLING      POUND STERLING      POUND STERLING
                                                                      MILLIONS             MILLIONS           MILLIONS
                                                                 ------------------  ------------------  -----------------

 Trade debtors...............................................            1,005              1,059                 877
 Less: amounts set aside for doubtful accounts...............              (48)               (49)                (48)
                                                                         -----              -----               -----
                                                                           957              1,010                 829
 Prepaid pension(1)..........................................              525                528                 525
 Other debtors...............................................              348                390                 341
                                                                         -----              -----               -----
                                                                         1,830              1,928               1,695
                                                                         -----              -----               -----


(1) Included within prepaid pension are amounts of Pound Sterling475 million (September 30, 2002: Pound Sterling510 million; December 31, 2002: Pound Sterling510 million) due in more than one year.

     Under US GAAP, amounts due after more than one year would be shown as non-current.

     Trade debtors include amounts which have been securitized with a financial institution. An amount of Pound Sterling103 million (September 30, 2002: Pound Sterling104 million; December 31, 2002: Pound Sterling95 million) is included within the current installment of loans as the Group retains the risks in relation to this amount. Accordingly the financial institution has the right over amounts included within trade debtors of Pound Sterling211 million at September 30, 2003 (September 30, 2002: Pound Sterling224 million; December 31, 2002: Pound Sterling192 million) (up to the maximum of its loan).

11.  CURRENT ASSET INVESTMENT AND SHORT-TERM DEPOSITS

     Included at both September 30, 2002 and December 31, 2002 is an amount of Pound Sterling125 million in relation to the sale of the Group's interests in Huntsman International Holdings LLC. The balance in all periods represents unlisted investments and short-term deposits, of which Pound Sterling74 million (September 30, 2002: Pound Sterling78 million; December 31, 2002: Pound Sterling109 million) is held by the Group's insurance subsidiaries. Of this balance, Pound Sterling31 million (September 30, 2002: Pound Sterling46 million; December 31, 2002: Pound Sterling30 million) was readily available for the general purposes of the Group.

12.  OTHER CREDITORS DUE WITHIN ONE YEAR

                                                                 SEPTEMBER 30, 2003  SEPTEMBER 30, 2002  DECEMBER 31, 2002
                                                                 ------------------  ------------------  -----------------
                                                                   POUND STERLING      POUND STERLING      POUND STERLING
                                                                      MILLIONS            MILLIONS           MILLIONS
                                                                 ------------------  ------------------  -----------------
 Trade creditors.............................................             706                722                 754
 Corporate taxation..........................................             308                316                 298
 Dividends to Ordinary Shareholders..........................              32                 36                  52
 Accruals....................................................             254                297                 278
 Other creditors.............................................             343                304                 310
                                                                        -----              -----               -----
                                                                        1,643              1,675               1,692
                                                                        -----              -----               -----

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


13.  PROVISIONS FOR LIABILITIES AND CHARGES

                                                                 SEPTEMBER 30, 2003  SEPTEMBER 30, 2002  DECEMBER 31, 2002
                                                                 ------------------  ------------------  -----------------
                                                                   POUND STERLING      POUND STERLING      POUND STERLING
                                                                      MILLIONS            MILLIONS            MILLIONS
                                                                 ------------------  ------------------  -----------------
 Employee benefits...........................................             200                218                 205
 Disposal and restructuring provisions.......................             482                527                 522
 Other provisions............................................             463                400                 394
                                                                        -----              -----               -----
 Total.......................................................           1,145              1,145               1,121
                                                                        -----              -----               -----

     During 2003 the Group undertook a series of restructuring programs to improve cost effectiveness across each of National Starch, Quest, Performance Specialties, Paints and the Corporate Centre. The plans focus on manufacturing and supply chain rationalizations and reductions in administrative support. The total exceptional charge before tax for these programs was Pound Sterling106 million at September 30, 2003. The total included Pound Sterling19 million for asset write-downs and Pound Sterling87 million for cash expenditure. Payments of Pound Sterling26 million were made against these restructuring programs in the period. Further charges are expected with the total exceptional charge for the program expected to be Pound Sterling231 million, comprising Pound Sterling162 million of cash expenditure and Pound Sterling69 million of asset write-downs. Payments of Pound Sterling93 million were made against disposal provisions.

14.  NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                                               NINE MONTHS ENDED
                                                                                                  SEPTEMBER 30
                                                                                         --------------------------------
                                                                                             2003               2002
                                                                                         --------------    --------------
                                                                                         POUND STERLING    POUND STERLING
                                                                                            MILLIONS          MILLIONS
                                                                                         --------------    --------------
 Operating profit.................................................................             198                390
 Exceptional charges within operating profit......................................              99                  -
                                                                                              ----               ----
 Operating profit before exceptional items........................................             297                390
 Depreciation and amortization of goodwill........................................             171                178
 Stocks (increase)/decrease.......................................................             (45)               (17)
 Debtors (increase)/decrease......................................................            (148)              (196)
 Creditors increase/(decrease)....................................................             (42)               (22)
 Other movements..................................................................             (23)                (3)
                                                                                              ----               ----
                                                                                               210                330
 Outflow related to exceptional items.............................................             (28)               (51)
                                                                                              ----               ----
                                                                                               182                279
                                                                                              ----               ----

15.  RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

                                                                                                NINE MONTHS ENDED
                                                                                                  SEPTEMBER 30
                                                                                        ---------------------------------
                                                                                             2003              2002
                                                                                        --------------     --------------
                                                                                        POUND STERLING     POUND STERLING
                                                                                           MILLIONS           MILLIONS
                                                                                        --------------     --------------
 Interest received................................................................             82               102
 Interest paid....................................................................           (145)             (247)
 Dividends paid by subsidiary undertakings to minority shareholders...............            (13)              (13)
                                                                                             ----              ----
                                                                                              (76)             (158)
                                                                                             ----              ----

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.  CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

                                                                                                NINE MONTHS ENDED
                                                                                                  SEPTEMBER 30
                                                                                        ---------------------------------
                                                                                             2003              2002
                                                                                        --------------     --------------
                                                                                        POUND STERLING     POUND STERLING
                                                                                           MILLIONS           MILLIONS
                                                                                        --------------     --------------
 Purchase of tangible fixed assets................................................            (103)             (159)
 Sale of fixed assets.............................................................              10                18
                                                                                              ----              ----
                                                                                               (93)             (141)
                                                                                              ----              ----

17.  ANALYSIS OF NET DEBT

                                                                                                    CURRENT
                                                                                                     ASSET
                                        CASH*                   FINANCING - DEBT                  INVESTMENTS   NET DEBT
                                      --------    ----------------------------------------------  -----------   --------
                                                                          SHORT-TERM    FINANCE
                                                           LOANS          BORROWINGS#    LEASES
                                                  DUE AFTER   DUE WITHIN
                                                   1 YEAR       1 YEAR
                                        POUND       POUND       POUND        POUND        POUND      POUND        POUND
                                      STERLING    STERLING     STERLING     STERLING    STERLING    STERLING    STERLING
                                      MILLIONS    MILLIONS     MILLIONS     MILLIONS    MILLIONS    MILLIONS    MILLIONS
                                      --------    --------     --------     --------    --------    --------    --------
 AT 1 JANUARY 2002................       260       (1,705)     (1,250)        (377)         (4)       159        (2,917)
 Exchange adjustments.............        (9)          71          56          (35)         (1)       (10)           72
 Cash flow........................       (17)         (32)+       947+1       (170)+         -        (16)          712
 Acquisitions and disposals.......        (1)           -           -           (1)          -          -            (2)
 Other non-cash changes...........         -          169        (169)           -           -          -             -
                                        ----       ------      ------         ----        ----        ---        ------
 AT SEPTEMBER 30, 2002............       233       (1,497)       (416)        (583)         (5)       133        (2,135)
 Exchange adjustments.............         4           29           1           (7)          2         (2)           27
 Cash flow........................         9            4+         16+         385+2         1+        29           444
 Acquisitions and disposals.......         -            -           -            -           -          -             -
 Other non-cash changes...........         -          101        (101)           -          (3)         -            (3)
                                        ----       ------      ------         ----        ----        ---        ------
 AT 1 JANUARY 2003................       246       (1,363)       (500)        (205)         (5)       160        (1,667)
 Exchange adjustments.............        16           14          11          (25)          -         (5)           11
 Cash flow........................       (42)         (14)+       256+3       (168)+         1+       (18)           15
 Acquisitions and disposals.......         -            -           -            -           -          -             -
 Other non-cash changes...........         -          500        (500)3          -           -          -             -
                                        ----       ------      ------         ----        ----        ---        ------
 AT SEPTEMBER 30, 2003............       220         (863)       (733)        (398)         (4)       137        (1,641)
                                        ----       ------      ------         ----        ----        ---        ------

------------------

* 'Cash' includes cash, deposits repayable on demand and overdrafts. As at September 30, 2003 there were overdrafts of Pound Sterling12 million (September 30, 2002: Pound Sterling64 million; December 31, 2002: Pound Sterling21 million) which are shown within short-term borrowings on the face of the balance sheet.

+    Financing - decrease (increase) in debt.

#    'Short-term borrowings' excludes overdrafts.

(1) During the nine month period to September 30, 2002, net proceeds of Pound Sterling807 million were raised via an issue of rights to purchase Ordinary Shares of ICI. The proceeds received were used to repay debt falling due within one year.

(2) During the three month period to December 31, 2002, proceeds of Pound Sterling260 million were received on the divestment of Synetix and used to repay short-term borrowings.

(3) During the nine month period to September 30, 2003, a Pound Sterling100 million 10% bond and Pound Sterling100 million fixed rate redeemable preference shares (FRPS) at 4.0135% matured. In addition, a Pound Sterling448 million loan note at 6.95% became due within one year.

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


18.  DISPOSALS

     Disposal proceeds in the nine months to September 30, 2003 include gross proceeds of Pound Sterling173 million on the completion of the sale of the Group's interests in Huntsman International Holdings LLC (nine months to September 30, 2002 Pound Sterling109 million on the initial closing of the sale) and payments of Pound Sterling93 million (nine months to September 30, 2002 Pound Sterling66 million) against ongoing disposal costs and provisions.

19.  STATEMENT OF GROUP CASH FLOWS: BASIS OF PREPARATION

     The Statement of Group cash flow is prepared in accordance with UK FRS No. 1 (Revised 1996) - Cash flow Statements, the objective of which is similar to that set out in the US Standard SFAS No. 95 Statement of Cash flows. The two statements differ, however, in their definitions of cash and their presentation of the main constituent items of cash flow.

     The definition of cash in the UK Standard is limited to cash plus deposits less overdrafts/borrowings repayable on demand without penalty. In the US, the definition in SFAS No. 95 excludes overdrafts but is widened to include cash equivalents, comprising short-term highly liquid investments that are both readily convertible to known amounts of cash and so near their maturities that they present insignificant risk of changes in value: generally, only investments with original maturities of 3 months or less qualify for such inclusion. Calculated in accordance with SFAS No. 95, cash and cash equivalents at September 30, 2003 and 2002 and the movements during the nine month periods ending on those dates were as follows:

                                                                                     NINE MONTHS ENDED SEPTEMBER 30
                                                                                     ------------------------------
                                                                                          2003              2002
                                                                                         POUND             POUND
                                                                                       STERLING           STERLING
                                                                                       MILLIONS           MILLIONS
                                                                                       --------           --------
Cash and cash equivalents
Cash............................................................................          232               297
Investments and short-term deposits which were within 3 months of maturity when
   acquired.....................................................................          116               109
                                                                                         ----              ----
                                                                                          348               406
                                                                                         ----              ----
Change in the balance of cash and cash equivalents
At beginning of period..........................................................          425               436
Exchange adjustments............................................................           16               (14)
Cash inflow (outflow) during period.............................................          (93)              (15)
Acquisitions and disposals......................................................            -                (1)
                                                                                         ----              ----
At end of period................................................................          348               406
                                                                                         ----              ----

     The format of the UK statement employs some nine headings compared with three in SFAS No. 95. The cash flows within the UK headings of "Operating activities", "Dividends received from associates", "Returns on investments and servicing of finance" and "Taxation" would all be included within the heading of "Net cash provided by operating activities" under SFAS No. 95. Likewise, the UK headings of "Capital expenditure and financial investments" and "Acquisitions and disposals" correspond with "Cash flows from investing activities" under SFAS No. 95, and "Equity dividends paid", "Management of liquid resources" and "Financing" in the UK, subject to adjustments for cash equivalents, correspond with "Cash flows from financing activities" in the USA.

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


20. CONTINGENT LIABILITIES

     Contingent liabilities existed at September 30, 2003 in connection with guarantees and uncalled capital relating to subsidiary and other undertakings and guarantees relating to pension funds, including the solvency of pension funds. There was no contingent liability in respect of guarantees of borrowings and uncalled capital for the Group at September 30, 2003 (September 30, 2002:
none).

     The Group is also subject to contingencies pursuant to environmental laws and regulations that in the future may require it to take action to correct the effects on the environment of prior disposal or release of chemical substances by the Group or other parties. The ultimate requirement for such actions, and their cost, is inherently difficult to estimate, however provisions have been established at September 30, 2003 in accordance with the Group's accounting policy. It is believed that, taking account of these provisions, the cost of addressing currently identified environmental obligations is unlikely to impair materially the Group's financial position and results of operations.

     The Glidden Company ("Glidden"), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of suits in the United States. These suits seek damages for alleged personal injury caused by lead-based paint or the costs of removing lead-based paint. An alleged predecessor of Glidden manufactured lead pigments until the 1950s and lead-based consumer paint until the 1960s. Due to the nature of the suits, Glidden is unable to quantify the amount being claimed although the suits are likely to involve substantial claims for damages. Glidden is currently a defendant in five active suits and is also named in two other cases but has never been served. Glidden continues to believe that it has strong defenses to all of the pending cases and has denied all liability and will continue to vigorously defend all actions.

     ICI Chemicals & Polymers Limited (C&P), a subsidiary, was involved in arbitration proceedings in Singapore regarding PTA technology exchange and license arrangements with PT Polyprima Karyareksa (Polyprima). Fees due under these arrangements were being claimed by C&P against Polyprima who, in response, claimed damages totaling up to $130 million for alleged breach of contract, alleged fraud, deceit, misrepresentation and concealment. C&P's claim against Polyprima was heard before an arbitration tribunal in Singapore in May 2002 and in June 2003 an arbitration tribunal ordered Polyprima to pay outstanding license fees and dismissed the counterclaims against C&P.

     In May 2003, the Kanagawa City Health and Medical Bureau in Japan required Quest Japan to recall flavors containing an ingredient known as WS3. The Japanese health authorities acknowledged that WS3 posed no risk to human health, but nevertheless argued that technically it was not approved for use in Japan. Three customers were affected, including Coca Cola (Japan) Company Limited ("Coca Cola Japan"). Each of the three customers subsequently recalled products containing WS3. On August 8, 2003 The Coca Cola Company and Coca Cola Japan filed a lawsuit in the state court of Fulton County, Georgia USA seeking damages to be determined at trial for costs allegedly arising from their recall. It is possible that the other two customers will also seek to recover alleged damages.

     Following ICI's trading statement on March 25, 2003, three purported class actions on lawsuits were filed in the US Federal District Court for the Southern District of New York on behalf of ICI shareholders who purchased ICI ADRs between August 2002 and March 2003. The lawsuits, which have now been consolidated into a single action, allege that prior to the trading statement ICI failed to properly disclose the extent of problems at Quest following the implementation of new enterprise resource planning systems in 2002. At this point, the amount of the damages being claimed by the plaintiffs is unclear but could be substantial. ICI believes that the claims are without merit and intends to vigorously contest them.

     The Group is also involved in various other legal proceedings, principally in the United Kingdom and United States, arising out of the normal course of business or results of operations. The Directors do not believe that the outcome of these other proceedings will have a material effect on the Group's financial position.

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


20. CONTINGENT LIABILITIES (CONTINUED)

     In recent years, the Group has carried out a program of strategic disposals, in the course of which the Group has given other parties certain indemnities, warranties and guarantees, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses which we exited as part of our disposal program which have not been novated to the purchasers of these businesses.

     The Group's 50% interest in Teesside Gas Transportation Ltd (TGT) was sold, during 1996, to a subsidiary of its other shareholder, Enron Europe Ltd (Enron) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) for pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by ICI and Enron (the present value of the commitment guaranteed by ICI is estimated at Pound Sterling150 million). On the sale of the Group's interest in TGT to Enron, ICI received the benefit of a counter guarantee from Enron's parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the USA on December 2, 2001.

     The Group's interest in Teesside Power Ltd (TPL) was sold on December 31, 1998 to Enron Teesside Operations Ltd (ETOL). TPL had previously contracted with certain gas sellers for the purchase of gas. Enron Corp. and ICI had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70% and 30% respectively. On the sale of the Group's interest in TPL to ETOL, ICI received the benefit of a counter indemnity from ETOL and a guarantee from Enron Corp. in respect of ICI's 30% guarantee commitment to the gas sellers. As mentioned above, Enron Corp. has sought Chapter 11 bankruptcy protection in the USA. ETOL went into administrative receivership in April 2003, and sold its business and assets to Sembcorp Utilities Teesside Ltd ("Sembcorp"); however, the counter indemnity to ICI was not transferred to Sembcorp and remains a liability of ETOL. The present value of the gas purchase commitment guaranteed by ICI is estimated at Pound Sterling250 million. The number quoted above is ICI's current estimates of its maximum potential liability.

     ICI's original disposal of the Chlor-Chemicals business to Ineos Chlor included an agreement for ICI to provide Ineos Chlor with a Pound Sterling100 million loan facility. As part of an overall refinancing package for Ineos Chlor, ICI has now agreed to make available new funding of Pound Sterling60 million alongside Pound Sterling45 million of new funding from the Ineos Group and Pound Sterling50 million of Regional Selective Assistance from the UK Government. The new funding from ICI comprises a Pound Sterling30 million cash contribution and additional loan finance of Pound Sterling30 million. The terms of the Pound Sterling100 million loan having been restructured, loan repayments are due by the end of 2010. ICI understood that without a refinancing package Ineos Chlor might seek to close part or all of its business.

     As a consequence of this agreement, the Pound Sterling65 million claim previously notified to ICI by Ineos Chlor in connection with the original sale of the business will be withdrawn and a number of major long-term supply contracts have been novated from members of the ICI Group to Ineos Chlor. The refinancing package is subject to a number of conditions, principally European Commission approval of the RSA.

     The only significant take-or-pay contract entered into by subsidiaries is the purchase of electric power, which commenced in the second quarter of 1998, for 15 years. The present value of this commitment is estimated at Pound Sterling150 million.

     The ultimate outcome of the matters described above is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The Group has made provision in its financial statements for such matters to the extent losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavorable outcome of one or more of these matters could have a material effect on the Group's results of operations, liquidity or financial position.

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


21.  DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES

     The financial statements have been prepared in accordance with UK GAAP, as described in note 1. The significant differences between UK GAAP and US GAAP which affect the Group's net income and shareholders' equity are set out in note 42 to the Group's audited consolidated financial statements included in its Annual Report and Form 20-F for the year ended December 31, 2002. Under SFAS No 144, the disposal of Synetix in 2002 has been classified within discontinued operations.

     Significant differences since December 31, 2002

     As required by SFAS No. 142 the Group has considered the implications of its first quarter trading performance on the carrying value of its goodwill under US GAAP. In the period to September 30, 2003 an impairment of Pound Sterling255 million was recognized representing the entire goodwill in the Uniqema business reporting unit. Under UK GAAP, the goodwill related to acquisitions prior to 1998 and has been eliminated against reserves. The impairment resulted from the current difficult trading environment and has been disclosed in the US GAAP reconciliation under the heading "Purchase accounting adjustment". The impairment methodology used is as described in Note 42(l) in the Annual Report and Form 20-F for the year ended December 31, 2002.

     In 2002, the Group entered into an agreement to dispose of its investment in Notes and equity of Huntsman International Holdings LLC ("HIH") to CSFB Global Opportunities Partners, LP (now Matlin Patterson Global Opportunities Partners), for completion by May 15, 2003. Under UK GAAP, the Group discontinued the application of the equity method of accounting on reaching this agreement and deferred recognition of the loss on sale of the HIH Notes and gain on sale of the equity until completion of the transaction occurred on May 9, 2003, at which time a profit before tax of Pound Sterling50 million was recognized.

     Under US GAAP, the Notes transaction and the equity transaction were accounted for as separate transactions since they were not interdependent. Accordingly, under US GAAP, a pre-tax loss was recognized on the sale of the HIH Notes (Pound Sterling40 million) in 2002, and the pre-tax gain on the equity transaction (Pound Sterling121 million) has been recognized in 2003. Additionally, under US GAAP, the Group continued to account for its equity investment in HIH under the equity method of accounting, and therefore continued to recognize its proportionate share of HIH's operating results until completion. The equity accounted results in 2003 up to the date of completion (a pre-tax loss of Pound Sterling14 million) have been included in the US GAAP net income reconciliation. The adjustments in respect of HIH have been included in the US GAAP reconciliation under the heading "Disposals and other adjustments".

     During the first nine months of 2003 the Group disposed of its Permabond business. Under UK GAAP this gave rise to a loss on disposal of Pound Sterling19 million which included goodwill previously written off to reserves of Pound Sterling19 million. Under US GAAP the goodwill in respect of this business is included on the balance sheet. SFAS No. 142 requires that, where part of a reporting unit is disposed, the goodwill written off should be based on the relative fair values of the business being disposed and the portion of the reporting unit to be retained. Consequently, the loss reported under US GAAP amounted to Pound Sterling4 million and the adjustment of Pound Sterling15 million has been disclosed in the US GAAP reconciliation under the heading "Disposals and other adjustments".

     Further to these items other significant differences which affect the Group's net income and shareholders' equity as of September 30, 2003 are as a result of new standards implemented in the period (see below).

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


21.  DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES (CONTINUED)

     New US Standards implemented in the period

     SFAS No. 143 Accounting for Asset Retirement Obligations

     SFAS No. 143 was issued in June 2001 and addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Such estimates are generally determined based upon estimated future cash flows discounted using a credit-adjusted risk-free interest rate. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The adoption of SFAS No. 143 did not have a material impact on the Company's financial statements.

     SFAS No. 146 Accounting for the Costs Associated with Exit or Disposal Activities

     SFAS No. 146 was issued in July 2002 and requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management's commitment to an exit or disposal plan. Examples of costs covered by the standard include certain employee severance costs, contract termination costs and costs to consolidate or close facilities or relocate employees. In addition, SFAS No. 146 stipulates that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002. The restructuring programs announced during the nine months ended September 30, 2003 gave rise to a difference between US GAAP and UK GAAP in the amount of Pound Sterling2 million in respect of lease termination provisions that did not yet meet the criteria of a liability under SFAS No. 146.

     FASB Interpretation No. 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

     FIN No. 45 was issued in November 2002 and addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN No. 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Group adopted the disclosure requirements of FIN No. 45 in 2002 and has adopted the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. There are a number of contracts relating to businesses which the Group exited as part of the disposal program which have not been novated to the purchasers of these businesses. Note 40 to the Group's audited consolidated financial statement included in its Annual Report and Form 20-F for the year ended December 31, 2002, discloses the nature and circumstances of the material guarantees together with their present value. The maximum potential amount of future undiscounted payments under all ICI's guarantees as defined by FIN No. 45, including those disclosed in Note 40, with terms ranging between 1 to 15 years, amounted to Pound Sterling844 million at September 30, 2003. After taking into account various mitigating and recourse factors, mainly the ability to procure products from other sources and to onward sell the various products and services, the maximum potential amount of future undiscounted payments is reduced to Pound Sterling196 million.

     No guarantees have been entered into or modified after December 31, 2002 that would require recognition of a liability under FIN No. 45.

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21.  DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES (CONTINUED)

     SFAS No. 148 Accounting for Stock Based Compensation - Transition and Disclosure

     SFAS No. 148 was issued in December 2002 and amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

     Pursuant to SFAS No. 123, the Company has elected to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based compensation plans. The following table illustrates recorded compensation expense and the effect on net income and earnings per share if the Company had adopted the fair value based accounting method prescribed by SFAS No. 123:

                                                                                     NINE MONTHS ENDED SEPTEMBER 30
                                                                                     ------------------------------
                                                                                          2003             2002
                                                                                         --------        --------
                                                                                           POUND           POUND
                                                                                         STERLING        STERLING
                                                                                         MILLIONS        MILLIONS
Net loss as reported............................................................            (167)            (13)
Add: Stock-based employee compensation cost included in determining net loss....               4               3
Less: Stock-based employee compensation cost if the fair value based method had
   been applied.................................................................              (7)             (7)
                                                                                           -----           -----
Pro-forma net loss..............................................................            (170)            (17)
                                                                                           -----           -----

Earnings per share
Basic and diluted - as reported.................................................           (14.1)p          (1.2)p
Basic and diluted - pro-forma...................................................           (14.4)p          (1.6)p

     The fair value of each option grant is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the first nine months of 2003 and 2002, respectively: dividend yields of 4.1% and 3.3%; expected volatility of 73% and 46%; risk-free interest rates of 4.1% and 5.0%; and expected lives of 4 years and 4 years.

     FASB Interpretation No. 46 Consolidation of Variable Interest Entities

     FIN No. 46 was issued in January 2003 and clarifies the application of the consolidation rules to certain variable interest entities. FIN No. 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interest is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 also provides disclosure requirements related to significant investments in variable interest entities, whether or not those entities are consolidated. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The Company will apply this interpretation in fiscal year and interim periods beginning January 1, 2004 to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company's adoption of FIN No. 46 for variable interest entities created after January 31, 2003 did not have a material impact on its financial statements. The Company does not believe that the impact of any potential variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003 will have a material impact on net income and shareholders' equity.

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


21.  DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES (CONTINUED)

     SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities

     SFAS No. 149 was issued in April 2003 and amends and clarifies reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This standard applies to contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

     Adoption of this standard has had no effect on the Group's results.

     SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

     SFAS No. 150 was issued in May 2003 and amends the accounting and classification for certain financial instruments, such as those used in most stock buy-backs that previously were accounted for and classified as equity. SFAS No. 150 requires that certain types of freestanding financial instruments that have characteristics of both liabilities and equity be classified as liabilities with, in most cases, changes in fair value recorded through the income statement. SFAS No. 150 could affect companies' ratios, performance measures and certain stock buy-back programs. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 has not had an impact on the Company's financial statements.

     The following is a summary of the material adjustments to net income and shareholders equity which would have been required if US GAAP had been applied instead of UK GAAP:

                                                                                         NINE MONTHS ENDED
                                                                                             SEPTEMBER 30
                                                                                       -----------------------
                                                                                         2003           2002
                                                                                       --------       --------
                                                                                        POUND          POUND
                                                                                       STERLING       STERLING
                                                                                       MILLIONS       MILLIONS
Net income - after exceptional items - UK GAAP................................              20            186
                                                                                        ------         ------
   Continuing operations......................................................              34            177
   Discontinued operations....................................................             (14)             9
                                                                                        ------         ------
Adjustments to conform with US GAAP
   Pension expense............................................................             (15)           (40)
   Purchase accounting adjustments
     Amortization/impairment of goodwill and amortization of intangibles......            (251)          (116)
     Disposals and other adjustments..........................................              73            (34)
   Derivative instruments and hedging activities..............................              14            (32)
   Capitalization of interest less amortization and disposals.................              (3)            (1)
   Employee share trust arrangements..........................................              19              -
   Restructuring costs........................................................               1             (4)
   Share compensation expense.................................................              (4)            (3)
   Others.....................................................................               -              1
   Tax effect of US GAAP adjustments..........................................             (21)            30
Total US GAAP adjustments.....................................................            (187)          (199)
                                                                                        ------         ------
Net income (loss) - US GAAP...................................................            (167)           (13)
                                                                                        ------         ------
   Continuing operations......................................................            (168)           (25)
   Discontinued operations....................................................               1             12
                                                                                        ------         ------
Basic and diluted net earnings (net loss) per Ordinary Share in accordance
   with US GAAP...............................................................           Pence          Pence
                                                                                         (14.1)          (1.2)
                                                                                        ------         ------
   Continuing operations......................................................           (14.2)          (2.3)
   Discontinued operations....................................................             0.1            1.1
                                                                                        ------         ------

     The disposal of ICI's investment in Huntsman International Holdings LLC has been included within continuing operations. This classification as continuing is a revision to that used in the nine months results announcement published on October 30, 2003 and the half year results announcement published on July 31, 2003 in which the Pound Sterling88 million profit was included within discontinued operations.

NOTES RELATING TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



21.  DIFFERENCES BETWEEN UK AND US ACCOUNTING PRINCIPLES (CONTINUED)

                                                                                      SEPTEMBER 30          DECEMBER 31
                                                                                 --------------------       -----------
                                                                                   2003          2002          2002
                                                                                 --------    --------       -----------
                                                                                   POUND        POUND          POUND
                                                                                 STERLING    STERLING        STERLING
                                                                                 MILLIONS    MILLIONS        MILLIONS
Shareholders' equity as shown in the Group balance sheets - UK GAAP........           529         524            499
                                                                                    -----       -----          -----
Adjustments to conform to US GAAP
   Pension costs - reduction in prepayment.................................          (525)       (528)          (525)
   Pension costs - liability...............................................          (440)        (48)          (425)
   Purchase accounting adjustments, including goodwill and intangibles.....         2,870       3,084          3,109
   Disposal accounting adjustments.........................................           (27)        (63)           (71)
   Capitalization of interest less amortization and disposals..............            33          42             36
   Derivative instruments and hedging activities...........................            16         (11)           (14)
   Restructuring provision.................................................             2           3              1
   Employee share trust arrangements.......................................           (11)        (30)           (30)
   Ordinary dividends......................................................             -           -             52
   Other...................................................................            (6)         (3)            (6)
   Deferred taxation and tax effect of US GAAP adjustments.................          (400)       (561)          (482)
   Deferred taxation and tax effect of US GAAP adjustments.................           558         645            661
                                                                                    -----       -----          -----
Total US GAAP adjustments..................................................         2,070       2,530          2,306
                                                                                    -----       -----          -----
Shareholders' equity - US GAAP.............................................         2,599       3,054          2,805
                                                                                    -----       -----          -----

22.  POST BALANCE SHEET EVENTS

     On October 16, 2003 ICI announced the completion of the triennial review of the ICI UK Pension Fund. The review concluded that as of March 31, 2003 the ICI UK Pension Fund had a deficit for funding purposes of Pound Sterling443 million and a solvency ratio of 93%, compared with a deficit of Pound Sterling148 million and a solvency ratio of 98% as of March 31, 2000.

     ICI has agreed to make top-up contributions to the Fund of Pound Sterling62 million per year for nine years from 2004, and to provide an asset-backed guarantee for Pound Sterling250 million to support its commitments to the Fund. These arrangements will replace the previous schedule of six annual top-up payments of Pound Sterling30 million that was agreed in 2000.

     Based on this valuation, the deficit under UK GAAP SSAP24 as of March 31, 2003 was Pound Sterling344 million. This compares with a deficit of Pound Sterling4 million on March 31, 2000. Consequently, the results for the first nine months include a ICI UK Pension Fund top-up charge of Pound Sterling29 million (first nine months of 2002: charge of Pound Sterling11 million).

     The next triennial valuation is due on March 31, 2006.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        IMPERIAL CHEMICAL INDUSTRIES PLC


                                        By:                 /s/
                                            ------------------------------------
                                            Name:  Michael Hugh Creedon Herlihy
                                            Title: General Counsel and Company
                                            Secretary

                                            Date:  November 14, 2003